Exhibit 2

Which new Bank

2004

CommonwealthBank

Commonwealth Bank of Australia ACN 123 123 124

Profit Announcement

For the full year ended 30 June 2004

For further information contact:			Except where otherwise stated, all figures relate to the year ended 30 June
Carolyn Kerr	-	Investor Relations	2004 and comparatives to the year ended 30 June 2003. The term “prior year”
Ph:		02 9378 5130	refers to the year ended 30 June 2003.
Fax:		02 9378 2344
E-mail address:		ir@cba.com.au

TABLE OF CONTENTS

Highlights	4
Financial Performance and Business Review	4
Shareholder Summary	5
Key Performance Indicators	6
Capital Management	6
Balance Sheet Summary	7
Productivity and Efficiency	7
Which new Bank Program	7
Which new Bank Benefits	7
Banking Analysis	8
Financial Performance and Business Review	8
Key Performance Indicators	9
Assets & Liabilities	12
Provisions for Impairment	15
Funds Management Analysis	16
Financial Performance and Business Review	16
Profit Summary	17
Funds Under Administration	18
Insurance Analysis	20
Financial Performance and Business Review	20
Profit Summary	21
Inforce Premiums	22
Shareholder Investment Returns	23
Life Company Valuations	24
Financial Disclosures	25
Consolidated Statement of Financial Performance	26
Consolidated Statement of Financial Position	27
Consolidated Statement of Cash Flows	28
Appendices
1. Net Interest Income	30
2. Net Interest Margin	30
3. Average Balances and Related Interest	31
4. Interest Rate and Volume Analysis	36
5. Other Banking Operating Income	39
6. Operating Expenses	39
7. Income Tax Expense	41
8. Loans Advances and other Receivables	42
9. Asset Quality	42
10. Deposits and Other Public Borrowings	44
11. Financial Reporting By Segments	45
12. Integrated Risk Management	48
13. Capital Adequacy	50
14. Share Capital	52
15. Life Company Valuations and Policy Liabilities	54
16. Intangible Assets	58
17. Amortisation Schedule	58
18. Performance Summaries	59
19. Review of Non-Audit Services	61
20. International Financial Reporting Standards	62
21. Summary	63
22. Definitions	64

Results have been subject to an independent audit by the external auditors.
Released 11 August 2004

Highlights

Financial Performance and Business Review

     The Bank’s net profit after tax (“statutory basis”) for the year ended 30 June 2004 was $2,572 million, an increase of 28% on the prior year’s result of $2,012 million. The current year’s result included an appraisal value uplift of $201 million, compared with a reduction in the appraisal value of controlled entities of $245 million for the previous year.

     The Bank posted a strong operating result for the year, with net profit after tax (“underlying basis”) up 15% to $3,078 million from $2,674 million for the year to 30 June 2003.

     Factors contributing to the growth in operating performance included:

•	Continued strong home lending growth domestically and in New Zealand were the major contributors to the growth in lending asset balances, which increased 18% to $206 billion;

•	Improved performance in Funds Management following positive investor sentiment in the market and higher assets under administration;

•	Significantly stronger general and life Insurance results;

•	Cost control across the business, with operating expenses increasing only 3.5% during the year;

•	A favourable credit environment, with very low levels of corporate and personal defaults;

•	Initial benefits arising from the Which new Bank program, offset by

•	Some margin compression, in line with the industry, with net interest margin down 14 basis points to 2.53%.

     The net profit after tax (“cash basis”) for the year was $2,695 million, an increase of 5% over the prior year. This result was achieved after absorbing $535 million (after tax) of incremental expenses in relation to the Which new Bank program.

     In addition, buoyant domestic and global equity markets led to investment returns on shareholders’ funds in Funds Management and Insurance increasing to $152 million (after tax) against $73 million in the prior year.

Which new Bank Program

     The Bank has made excellent progress in the Which new Bank program announced to the market in September 2003, meeting all critical project milestones set for the year. Net benefits realised in 2004 of $237 million exceeded the market commitment of $200 million.

     Investment spend of $634 million for the twelve months was below the target of $660 million, however, total impact on 2004 profitability was slightly higher due mainly to lower levels of capitalisation.

     Focus during the 2005 financial year will be on the execution of several major IT projects, as well as a significant cultural transformation of the domestic operations. Following the successful pilot of the Bank’s new integrated customer service system, CommSee, in Tasmania, the roll out will commence progressively across the network as further development of the system is completed.

     Overall, the program remains on track to deliver a total annual net benefit of $900 million by 2006 and beyond, with a total investment of $1,480 million over the three years. More detail is included on page 7.

Dividends

     The total dividend for the year is another record at 183 cents per share, an increase of 29 cents or 18.8% on the prior year. The dividend was determined after adding back the expenses related to the Which new Bank program which, although charged against profit, is regarded as an investment in determining the dividend to shareholders. As a result, the dividend payout ratio (“cash basis”) for the year is 89.1% (73.9% with Which new Bank costs added back).

     The dividend payment for the second half of the year is 104 cents per share (85 cents per share in the previous year). This dividend payment is fully franked and will be paid on 24 September 2004 to owners of ordinary shares at the close of business on 20 August 2004 (record date). Shares will be quoted ex-dividend on 16 August 2004.

     During the year, the Bank issued $201 million of shares to satisfy shareholder participation in the Dividend Reinvestment Plan (“DRP”) in respect of the final dividend for 2002/03 and $188 million in respect of the interim dividend for 2003/04. The Bank expects to issue around $250 million of shares in respect of the DRP for the final dividend for 2003/04.

Outlook

     The Global economy has improved noticeably, with an expectation of monetary tightening across the major economies in the near term.

     The Australian economy continues to perform well although growth in domestic spending has slowed as the construction sector loses some momentum.

     Consumer confidence is high while job security concerns are low and personal incomes are rising. Businesses should continue to benefit from sustained capital spending. High levels of spending on infrastructure are underway. The consequences of the housing slowdown remains a key domestic issue, although the effects so far have been muted.

     Subject to market conditions being maintained, the Bank is targeting:

•	Growth in cash EPS exceeding 10% compound annual growth rate (CAGR) over the three year period to 30 June 2006, which is expected to be ahead of industry growth;

•	Improvement in productivity between 4-6% CAGR over this period; and

•	Growth in profitable market share across major product lines.

     Having regard to the factors considered in determining the dividend as set out on page 53, and subject to no significant change in the Bank’s strategy and operating environment, the ratio of dividends per share to “cash” earnings is expected to be maintained at around the current level (i.e. the ratio with Which new Bank costs added back). The Bank expects that the impact of expenses related to Which new Bank will be significantly lower going forward, and benefits will continue to increase. Accordingly, cash earnings should be significantly higher and we expect to increase the dividend per share each year.

Highlight (cont’d)

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
	$M	$M	%
Contributions to Profit (after income tax)
Banking	2,675	2,376	13
Funds Management	274	233	18
Insurance	129	65	98

Net Profit after Income Tax (“underlying basis”)	3,078	2,674	15
Shareholder Investment Returns (after tax)	152	73	108
Initiatives including Which new Bank (after tax)(1)	(535)	(168)	large

Net Profit after Income Tax (“cash basis”)	2,695	2,579	5
Appraisal value uplift/(reduction)	201	(245)	large
Goodwill amortisation	(324)	(322)	1

Net Profit after Income Tax (“statutory basis”)	2,572	2,012	28

	Full Year Ended
			Increase/
Shareholder Summary	30/06/04	30/06/03	(Decrease)
			%
Dividends per share - fully franked (cents)	183	154	19
Dividend cover - cash (times)	1.1	1.3
Dividend cover - underlying (times)	1.3	1.4
Earnings per share (cents)
Statutory - basic	196.9	157.4	25
Statutory - fully diluted	196.8	157.3	25
Cash basis - basic	206.6	202.6	2
Cash basis - fully diluted	206.5	202.5	2
Underlying basis - basic	237.1	210.2	13
Underlying basis - fully diluted	237.0	210.0	13
Dividend payout ratio (%)
Statutory	93.5	97.7
Cash basis	89.1	75.9
Underlying basis	77.6	73.3
Weighted average number of shares - basic (number)	1,256	1,253
Weighted average number of shares - fully diluted (number)	1,257	1,254
Return on equity - cash (%)	13.2	13.3	(0.1)
Return on equity - underlying (%)	15.1	13.8	1.3

(1)	June 2004 results reflect the Which new Bank program, while the prior year includes strategic initiatives undertaken and the cost of the June 2002 Employee Share Acquisition Plan (ESAP) paid in October 2002.

Important Dates for Shareholders

24 September 2004	Full Year Dividend Payment
5 November 2004	Annual General Meeting
9 February 2005	2005 Interim Results Announcement

Highlights (cont’d)

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
	$M	$M	%
Net Profit after Income Tax (“statutory basis”)	2,572	2,012	28
Net Profit after Income Tax (“cash basis”)	2,695	2,579	5
Net Profit after Income Tax (“underlying basis”)(1)	3,078	2,674	15

Net Interest Income	5,410	5,026	8
Other banking income	2,846	2,627	8
Funds management income	1,158	1,115	4
Insurance income	678	598	13

Total Operating Income	10,092	9,366	8
Shareholder investment returns	196	91	large
Policyholder tax benefit/(expense)	203	(58)	large

Total Income	10,491	9,399	12
Operating expenses	5,500	5,312	4
Initiatives including Which new Bank(2)	749	239	large

Total Operating Expenses	6,249	5,551	13
Charge for bad and doubtful debts	276	305	(10)

Net Profit Before Income Tax	3,966	3,543	12
Policyholder tax expense/(benefits)	203	(58)	large
Corporate tax expense	1,059	1,016	4
Outside equity interests	9	6	50

Net Profit after Income Tax (“cash basis”)	2,695	2,579	4
Appraisal value uplift/(reduction)	201	(245)	large
Goodwill amortisation	(324)	(322)	1

Net Profit after Income Tax (“statutory basis”)	2,572	2,012	28

(1)	Underlying basis excludes Which new Bank program and Shareholder investment returns.

(2)	June 2004 results reflect the Which new Bank program, while prior year includes strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
Key Performance Indicators	$M	$M	%
Banking
Net interest margin (%)	2.53	2.67	(0.1)
Average interest earning assets	214,187	188,270	14
Average interest bearing liabilities	197,532	174,737	13
Funds Management
Funds under administration	109,883	98,566	11
Insurance
Inforce premiums	1,167	1,076	8
Capital Adequacy
Tier 1 (%)	7.43	6.96	0.5
Total (%)	10.25	9.73	0.5
Adjusted common equity	4.75	—	—

Capital Management

     The Bank maintains a strong capital position. This is recognised in its credit ratings which again remained unchanged during the year.

Credit Ratings	Long Term	Short Term	Affirmed
Fitch Ratings	AA	F1+	Feb 04
Moody’s Investor Services	Aa3	P-1	Dec 03
Standards & Poor’s	AA-	A-1+	Apr 04

     Additional information regarding the Bank’s capital management initiatives are disclosed on pages 50 and 51.

Highlights (cont’d)

	30/06/04	30/06/03	Increase
Balance Sheet Summary	$M	$M	%
Total assets	305,995	265,110	15
Total liabilities	281,110	242,958	16

Shareholders’ equity	24,885	22,152	12

Assets held and Funds under administration
On Balance Sheet
Banking assets	265,062	229,289	16
Insurance Funds under administration	22,952	22,144	4
Other insurance and internal funds management assets	17,981	13,677	31

	305,995	265,110	15

Off Balance Sheet Funds under administration	86,931	76,422	14

	392,926	341,532	15

	Full Year Ended
			Increase/
Productivity and Efficiency(1)	30/06/04	30/06/03	(Decrease)%
Banking
Expense to income (%)	59.2	54.7	(8.2)
Underlying expense to income (%)	50.8	52.0	2.3
Funds Management
Expense to average funds under administration (%)	0.80	0.87	8.0
Underlying expense to average funds under administration (%)	0.76	0.83	8.4
Insurance
Expense to average inforce premiums (%)	47.3	50.4	6.2
Underlying expense to average inforce premiums (%)	46.1	50.4	8.5
Underlying staff expense/total operating income (%)	25.3	26.5	(4.5)
Total operating income per FTE ($)	278,047	261,292	6.4
Full time staff equivalent (FTE’s) - Australia	28,814	29,608	(2.7)
Full time staff equivalent (FTE’s) - International	7,060	6,237	13.2

	35,874	35,845	—
Full time staff equivalent (FTE’s) - Which new Bank	422	—	n/a

Full time staff equivalent (FTE’s)	36,296	35,845	1.3

(1)	Productivity changes shown as an annualised percentage change.

	Full Year	Market
	30/06/04	Commitment
Which new Bank Program	$M	$M
Program expenses incurred	634	660
Provision for future costs	208	210
Investment capitalised	(112)	(180)

Gross Which new Bank expense	730	690
Normal project spend	(200)	(200)
Expensing of previously capitalised software	219	215

Incremental Which new Bank expense - before tax	749	705

Incremental Which new Bank expense - after tax	535	500

	Full Year Ended 30 June 2004
	Revenue	Costs	Total
Which new Bank Benefits	$M	$M	$M
Gross benefits	152	145	297
Additional operating expenses	(60)	—	(60)

Net benefits	92	145	237

     The impact on current year expenses is the net of $145 million cost benefits, less the impact of additional operating expenses of $60 million, totalling $85 million.

Banking Analysis

Financial Performance and Business Review

     Banking operations posted a strong result for the year with underlying net profit after tax up 13% to $2,675 million. The underlying result was driven by strong growth in home loan and other personal lending, an improved credit environment and increased volumes.

     Expenses in relation to the Which new Bank program totalled $499 million (after tax) for the year.

Australian Retail

     The strong performance of the retail banking operations was driven by continued growth in the residential housing market, improved growth in other personal lending and solid deposit growth. Performance highlights for the year to June included:

•	Home lending growth of 20%, underpinned by record sales volumes in both proprietary and broker channels.

•	Strong performance in other personal lending, assisted by enhancements to the Personal Loan product and the launch of a new “Platinum” credit card in March 2004.

•	Improved arrears levels across the retail lending portfolios, notwithstanding strong volume growth.

•	Strong gains in underlying productivity levels, supported by efficiency improvements in operations processing areas and branch operations.

•	Continued growth in online channels, with the Bank’s NetBank service recognised during the year as the number one Internet Banking site in Australia (source: Australian NetGuide magazine May 2004).

     Significant progress has been made in the Which new Bank service transformation program designed to ensure a better service outcome for our customers. The major initiatives undertaken across the retail bank during the year included:

•	Changes to our home loan process, which make applying for a new loan or changing details on an existing loan much simpler and easier. Through system and process improvements, the great majority of home loan applications through retail proprietary channels are now either conditionally approved on the spot or within one business day. Around 70% of maintenance transactions (such as amending loan repayments on existing loans) can now be completed immediately in the branch or over the telephone, compared with up to 10 days previously.

•	The commencement of our “Breakaway” Service and Sales program across our 1,000-strong retail branch network, encompassing a number of changes to improve frontline customer service, including new service-focussed performance measures for all frontline staff, dedicated service and sales coaching and changes to staff roles designed to ensure a greater proportion of time is spent on servicing customers. Early signs of significant improvements in service and sales outcomes are being experienced as this has been rolled out.

•	The refurbishment of 125 branches to a modern layout more conducive to effective customer service. A further 200 to 250 branches are targeted for refurbishment over the next two years.

•	A continued emphasis on reducing customer waiting times, with some branches showing up to a 50% improvement.

•	The implementation of world class processing techniques in our back-office processing areas, delivering both significant efficiency benefits and improved turnaround times for our customers.

Asia Pacific

     Asia Pacific Banking incorporates the Bank’s retail and commercial banking operations in New Zealand, Fiji, and Indonesia. ASB Bank in New Zealand represents the majority of the Asia Pacific Banking business.

     During the year ASB Bank achieved strong growth across the loan portfolio, particularly in housing credit.

     Performance highlights were:

•	Lending growth at well above market rates in the retail, commercial and rural sectors continued throughout the year. Home loan market share increased to 22.2% from 20.6% in June 2003.

•	Leading customer service in the Banking sector. For the sixth consecutive year, ASB was recognised as the top major retail bank in terms of satisfied and very satisfied customers in the Auckland University Bank Customer Satisfaction survey. For the fifth consecutive year, ASB was rated the top business bank on the same criteria.

•	A focus on technology innovation has led to the ASB website being judged the best Finance website for the second consecutive year by NetGuide Web Awards.

•	The continued focus on process efficiencies has delivered an end-to-end credit card approval process which is faster, at a lower cost, and with improved service delivery.

     The banking operations in Indonesia and Fiji continued to achieve strong balance sheet growth.

Premium, Business, Corporate & Institutional

     The strong domestic economy and strict credit discipline have led to continued good credit quality. The market has been characterised by a drive to gain market share via aggressive pricing and competitive terms and conditions. Within this competitive environment we have increased market share in some segments whilst maintaining share for the others. Major achievements during the year have been:

•	Growing market share in the business lending market (source: RBA) with strong performance in the institutional and corporate segments.

•	Gained traction in the Transaction Banking segments through some major client wins. Market share in both the top 500 and commercial segments continued to increase (source: East & Partners).

•	Strong growth in Asset Finance market share (source: AELA).

•	Ranked second in Asia Pacific for project finance deals (source: Thompson).

•	Maintained number one position in capital markets (source: Bloomberg, IFR, INSTO).

•	Participated in the acquisition of the Loy Yang A power station as joint advisor. This was a landmark transaction in the energy sector and is the largest secondary market trade sale in the Australian infrastructure sector.

     The Premium Financial Services and Institutional & Business Services business units merged on 18 May to more effectively meet the many common needs of premium and business customers. This newly formed business unit, Premium Business Services, enhances our ability to deepen relationships and in doing so, better identify high quality and relevant ideas for our customers.

     Other initiatives undertaken during the year to strengthen the business have been:

•	Completion of the redesign program to deliver better customer alignment and simplified processes.

•	Development of the CommSee application to further enhance customer service capabilities.

•	Continued focus on Customer Service Centres for day to day servicing to support the relationships with our clients.

Banking Analysis (cont’d)

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
Key Performance Indicators	$M	$M	%
Net interest income	5,410	5,026	8
Other operating income	2,846	2,627	8

Total Operating Income	8,256	7,653	8
Operating expenses	4,191	3,982	5
Initiatives including Which new Bank(1)	698	201	large

Total Operating Expenses	4,889	4,183	17
Charge for bad and doubtful debts	276	305	(10)

Net Profit before Income Tax	3,091	3,165	(2)
Income tax expense	914	931	(2)
Outside equity interests	1	—	—

Net Profit after Income Tax (“cash basis”)	2,176	2,234	(3)

Net Profit after Income Tax (“underlying basis”)(2)	2,675	2,376	13

Productivity and other measures
Expense to income (%)	59.2	54.7	(8.2)
Expense to income - underlying (%)	50.8	52.0	2.3
Effective corporate tax rate (%)	29.6	29.4	20bpts
Balance Sheet
Lending assets ($m)	205,945	175,074	18
Average interest earning assets ($m)	214,187	188,270	14
Average interest bearing liabilities ($m)	197,532	174,737	13
Asset Quality
Risk weighted assets ($m)	169,321	146,808	15
Net impaired assets ($m)	197	434	(55)
General provision/Risk weighted assets (%)	0.82	0.90	(8)bpts
Total provisions/Gross impaired assets (net of interest reserved) (%)	451.8	239.4	large
Bad debt expense/Risk weighted assets (%)	0.16	0.21	(5)bpts

(1)	June 2004 results reflect the Which new Bank program, while prior year results include strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.

(2)	Underlying basis excludes Which new Bank program.

Banking Analysis (cont’d)

Net Interest Income

     Net interest income increased by 8% to $5,410 million for the year. This increase was achieved through an increase of 14% in average interest earning assets to $214 billion, offset by a 14 basis point reduction in the net interest margin to 2.53%.

Volume

     The increase in average interest earning assets represents an increase of $21 billion in lending assets and $5 billion in non-lending interest earning assets. The increase in average interest earning assets contributed $673 million to growth in net interest income.

     The largest contributor to the increase in average interest earning assets continued to be the strong residential lending market in Australia and New Zealand, with average loan balances increasing by 20% since 30 June 2003 to $111.4 billion (net of securitisation), accounting for over 85% of the total increase in average lending assets.

Margin

     The reduction of 14 basis points in the Net Interest Margin (NIM) from 2.67% for the year to 30 June 2003 to 2.53% reduced net interest income by $289 million. Factors impacting the margin reduction include:

•	Non lending interest earning assets: Non lending interest earning assets increased by $4.7 billion during the year largely as a result of increased liquidity requirements due to balance sheet growth and increased market making activities in Global Markets. This reduced the NIM by six basis points.

•	Funding Mix: The strong growth in home loans outpaced growth in retail deposits, resulting in a higher reliance on wholesale funding. The impact was to reduce NIM by four basis points.

•	Asset Mix: The continued strong growth in home loan balances compared with other lending reduced margins by three basis points.

•	Competition: Represents the net impact of pricing changes on asset and liability products. Spreads on housing loans have tightened, offset by improved spreads on deposit products. The net impact of competition is a one basis point reduction in the NIM.

Other Banking Operating Income

     Other banking operating income increased by 8% to $2,846 million for the year compared with $2,627 million for the previous year. This includes non-interest income earned on transaction accounts for the Bank’s personal, business and corporate customers.

     Factors impacting other banking operating income were:

•	Fees and commissions increased by 8% to $1,503 million driven by increased volumes. CommSec experienced record trading levels during the year resulting in an increase in commissions of 72%. The acquisition and integration of TD Waterhouse effective 1 May 2003 also contributed to this increase. Spending on credit cards by customers increased by 17% during the year though this was partially offset by the impact of RBA interchange regulations. Personal transaction fees are less than 5% of the Bank’s total income.

•	Lending fees increased by 11% to $724 million. Growth in retail lending fees was the result of the increased activity in home lending, margin lending and overdraft line fees, which was partly offset by increased mortgage broker volumes and valuation fees. Institutional and Business fees increased, reflecting an improvement in market conditions.

•	Trading income was in line with last year at $499 million.

•	Other banking income increased by $41 million to $120 million. The current year includes the profit on sale of the Fleet Lease business of $43 million and Bank of Queensland shares of $28 million partially offset by equity accounted losses of an associate entity principally related to a change in its accounting policy ($32 million).

     The income for General Insurance (previously reported in Other Banking Income) has been reallocated to the Insurance segment and prior year numbers and ratios have been restated. This reduced other banking operating income by $47 million for the year ended 30 June 2003 and $59 million for the year ended 30 June 2004, with a similar increase in the Insurance total operating income.

     The income from the Bank’s financial planners was reallocated to Funds Management, reducing other banking operating income by $24 million for the year ended 30 June 2003 and $15 million for the year ended 30 June 2004.

Banking Analysis (cont’d)

Operating Expenses

     Total operating expenses on a comparable basis increased by 5% to $4,191 million for the current year. The increase was due to:

•	Salary increases of 4% awarded under the Enterprise Bargaining Agreement (EBA).

•	The full year effect of establishing the Premium Financial Services business which supported the strong growth in other banking operating income.

•	Increases in volume related expenses including credit card loyalty.

•	Operational (non-lending) losses incurred in retail banking and institutional banking.

     These increases were partly offset by initial Which new Bank savings.

Productivity Efficiency

     The underlying Banking expense to income ratio continued to improve from 52.0% for the year ended 30 June 2003 to 50.8% for the current year, a productivity improvement of 2.3%.

     It is expected that productivity gains will accelerate over the remaining two years of the Which new Bank program as further cost initiatives are implemented, and the full year benefits realised.

Which new Bank Program

     The key strategic activities carried out in the current year included service process improvements and branch refurbishments in Retail Banking Services, as well as the continued implementation of the IBS redesign program and process improvements.

     Net benefits realised within the Banking operations during the year ended 30 June 2004 totalled $214 million pre tax. These benefits are split between ongoing cost savings of $124 million and revenue benefits of $90 million, and were realised across the following areas:

•	Redesign of business and corporate banking and associated supporting functions.

•	Several initiatives in the retail banking and premium financial segments.

•	General procurement and IT&T savings.

Bad and Doubtful Debts

     The total charge for bad and doubtful debts of $276 million was low compared with the prior two years ($305 million for the year ended 30 June 2003 and $449 million for the year ended 30 June 2002).

     The low interest rates continued to contribute to a good credit environment, with personal and corporate arrears and default levels at low levels.

     The Bank remains well provisioned, with total provisions for impairment as a percentage of gross impaired assets net of interest reserved of 451.8% (June 2003 : 239.4%) and a general provision as a percentage of risk weighted assets of 0.82%, compared with 0.90% at 30 June 2003.

Taxation Expense

     The corporate tax charge of $914 million is in line with the prior year and reflects the effect of the incremental Which new Bank program expenses. The effective tax rate increased by 20 basis points to 29.6%.

Banking Analysis (cont’d)

Assets & Liabilities

Retail

			Increase/
	30/06/04	30/06/03	(Decrease)
Major Balance Sheet Items (gross of impairment)	$M	$M	%
Lending assets - Home Lending	104,883	87,592	20
Lending assets - Personal Lending	13,160	11,989	10
Deposits	72,360	68,702	5

Market Share	30/06/04		30/06/03(1)
Home Loans(3)	19.3	%(2)	19.5%
Retail deposits(4)	23.6%		24.2%
Credit cards(4)	22.7	%(2)	22.8%

(1)	As reported in the Dec-2003 Profit Announcement

(2)	as at May 2004

(3)	Source: APRA / ABS

(4)	Source: Reserve Bank of Australia

Lending Assets

     Australian retail banking lending assets increased by 19% to $118 billion. Lending assets comprise Australian Home Lending and Personal Lending.

Home Lending

     Home loan balances net of securitisation increased by 20% since 30 June 2003 to $105 billion. The increase in home loans was the major factor contributing to the increase in total lending assets during the year. This reflects continued strong demand in both owner occupied and investment loans. Market share as at 31 May 2004 was 19.3%, compared with 19.5% as reported at June 2003, relating to March 2003 (source: APRA). The Bank’s market share as at June 2003 was 19.3%.

     The Bank maintained its position as Australia’s leading home loan provider and has increased its share of broker originated loans which now account for 16% of the total Australian book compared with 11% at June 2003, while 26% of new home loans funded were originated by third party brokers.

Personal Lending

     Personal lending includes Personal Loans, Credit Cards and Margin Loans. Balances increased by 10% over the year to $13.2 billion reflecting growth in Credit Card balances and margin lending.

Retail Deposits

     Retail deposits showed good growth, with total balances increasing by over $3 billion to $72.4 billion. Competition has intensified within the market as the improved investment market performance has started to attract customers back to equity based products. The sale of Commonwealth Custodial Services Limited during the year impacted the Bank’s deposit market share by an estimated 24 basis points.

Asia Pacific

			Increase/
	30/06/04	30/06/03	(Decrease)
Major Balance Sheet Items (gross of impairment)	$M	$M	%
Lending assets - Home Lending	16,967	12,611	35
Lending assets - Other	10,018	7,269	38
Trading & investment securities	2,459	2,953	(17)
Debt issues	5,500	2,281	large
Deposits	19,176	17,168	12

Market Share	30/06/04	30/06/03(1)
NZ Lending for housing (2)	22.2%	20.6%
NZ Retail Deposits(2)	17.5%	16.4%

(1)	As reported in the December 2003 Profit Announcement

(2)	Source: Reserve Bank of NZ

Banking Analysis (cont’d)

Lending Assets

     The New Zealand lending volumes were very strong during the year across all sectors, particularly in housing and business lending. Credit demand was strong and housing activity remained buoyant.

     ASB Bank achieved Personal lending growth of 27%, Rural lending growth of 22% and Business/Commercial lending growth of 23%. Total operations advances growth was 26.5%. This compared with the annual market growth of 11.7% as measured by Private Sector Credit (Residents only).

     ASB Bank’s share of the home lending market continued to grow, with market share increasing to 22.2% from 20.6% (source: Reserve Bank of New Zealand). Focused marketing activity and ASB Bank’s award winning service and sales performance underpinned this result.

Deposits

     Retail funding within ASB Bank increased 15% to $14.2 billion.

Institutional and Business and Group Treasury

			Increase/
	30/06/04	30/06/03	(Decrease)
Major Balance Sheet Items (gross of impairment)	$M	$M	%
Lending assets	60,918	55,060	11
Trading & investment securities	23,884	18,518	29
Debt issues	38,542	28,347	36
Deposits	71,641	55,104	30

Market Share	30/06/04		30/06/03(1)
Transaction Services (Commercial)(3)	24.4	%(2)	22.7%
Transaction Services (Corporate)(4)	20.9	%(2)	18.1%
Business Lending(5)	14.2%		14.0%
Asset Finance(6)	16.0%		15.1%

(1)	As reported in the Dec-2003 Profit Announcement

(2)	as at May 2004

(3)	Source: East & Partners. Survey respondents included companies with $20 million to $340 million turnover.

(4)	Source: East & Partners. Survey respondents are companies with turnover greater than $340 million

(5)	Source: APRA / RBA

(6)	Source: AELA (Aust Equip Lessors Assoc)

Lending Assets

     Institutional and Business Lending has increased $5.8 billion or 11% over the year to $60.9 billion. This growth reflected good transaction activity in Institutional Banking, a stronger performance in Corporate Banking and steady growth in Business Banking. Market share as at May 2004 has increased to 14.2% compared with 30 June 2003 of 14.0% (source: APRA).

Trading and Investment Securities

     Trading and investment securities increased by $5.4 billion to $23.9 billion at 30 June 2004. This increase is primarily due to increased liquidity requirements arising from liability growth.

Debt Issues

     Debt issues were $38.5 billion at 30 June 2004, an increase of $10 billion. The increase reflects offshore funding raised on favourable terms to fund the growth in the Bank’s assets.

Deposits

     Deposits were $71.6 billion, an increase of $16.5 billion. This primarily reflects an increase in business deposit market share as well as increased use of wholesale funding to fund the growth in the Bank’s assets.

Banking Analysis (cont’d)

Total Banking

			Increase/
	30/06/04	30/06/03	(Decrease)
Major Balance Sheet Items (gross of impairment) - by Product	$M	$M	%
Gross housing	129,455	106,683	21
Securitisation	(7,605)	(6,480)	17

Housing (net of securitisation)	121,850	100,203	22
Personal	13,208	12,369	7
Institutional and Business	55,869	49,305	13
Bank acceptances	15,019	13,197	14

Total Lending Assets	205,946	175,074	18

Trading & Investment Securities	26,343	21,471	23
Deposits and Other Public Borrowings	163,177	140,974	16
Debt Issues	44,042	30,629	44

Banking Analysis (cont’d)

	30/06/04	30/06/03
Provisions for Impairment	$M	$M
General provisions	1,393	1,325
Specific provisions	143	205

Total Provisions	1,536	1,530

Total provisions for impairment as a % of gross impaired assets net of interest reserved	451.8	239.4
Specific provisions for impairment as a % of gross impaired assets net of interest reserved	42.1	32.1
General provisions as a % of risk weighted assets	0.82	0.90
Bad debt expense as a % of risk weighted assets	0.16	0.21

     Total provisions for impairment for the Bank at 30 June 2004 were $1,536 million. This level of provisioning is considered adequate to cover any bad debt write offs from the current lending portfolio having regard to the current outlook.

     Specific provisions for impairment have decreased by 30% to $143 million at 30 June 2004, primarily as a result of significant reductions in the level of impaired assets (Gross Impaired Assets net of interest reserved have reduced by $299 million since June 2003, a reduction of 47%).

     The general provision for impairment has increased to $1,393 million at 30 June 2004, an increase of 5% since June 2003. The general provision as a percentage of Risk Weighted Assets reduced to 0.82% from 0.90% in the year. This level is generally consistent with that of other major Australian banks. The general provision as a percentage of risk weighted assets has declined over the last three years reflecting:

•	Major growth in credit has been in home loans which have a lower credit risk than other portfolios;

•	Continuing strong asset quality in the business book; and

•	The reduction in gross impaired assets to the lowest level in the past decade.

Funds Management Analysis

Financial Performance and Business Review

Performance Highlights

     Underlying net profit after tax increased by 18% to $274 million for the year. This result was achieved on increased revenues of 4% while in a competitive environment the business focused on tight cost control which resulted in a 4% reduction in non-volume related expenses.

     Funds under administration (FUA) ended the year at $110 billion, which is up 11% on 30 June 2003 levels, assisted by stronger domestic and international investment markets together with good inflows to the FirstChoice product in Australia and wholesale mandates in the United Kingdom.

Business Review

     During the year there was a recovery of investment markets and an associated improvement in investor confidence. These conditions resulted in a recovery in flows into the retail funds sector after two years of relatively poor market returns.

     The emerging preference of retail investors for platform products resulted in the more traditional retail products being in net outflow for the year. In the platform sector, the Bank was well positioned with the FirstChoice product increasing its FUA to over $7 billion. This resulted in the FirstChoice product being the industry leader in platform net flows during the year (Source: Plan for Life: March 2004).

     International net flows were very strong, particularly in the United Kingdom, with FUA increasing by 32.5% over the year.

     There was a focus on costs during the year which resulted in a $26 million reduction in non volume related expenses. This was achieved despite the business continuing to incur significant additional costs in respect of regulatory and compliance matters.

Which new Bank Program

     The Funds Management business is a key contributor to the Bank’s Which new Bank transformation program. The majority of the Funds Management initiatives undertaken during the year centred on developing the platform offerings and investing in our adviser network.

     There was also a continuation of the system simplification program within the legacy product business which has and will result in significant cost savings. These initiatives will substantially improve our capacity to serve our customers and position the business to meet the changing preferences of investors. Key highlights of the initiatives during the year were:

•	A continuation of the product migration strategy away from older style closed products. The number of product systems supporting legacy products has already been reduced from 17 to 11, and is targeted to reach five by December 2005.

•	Launch of the improved FirstChoice mastertrust platform, with additional services and reporting for financial planners.

•	A restructure of back office services to reduce costs and provide simpler processes.

•	A strategic review of our UK operations which resulted in a more targeted product range and a reduction in the cost base of this business.

Investment Performance

     The absolute returns of most of the funds were strong reflecting the recovery of investment markets. On a relative basis 70% of funds out-performed their benchmark during the year. The flagship Australian Equity and Global Equity funds, however, were below benchmark on a one year comparative performance which negatively impacted fund flows.

Operating Income

     Operating income increased by 4% to $1,172 million for the year. This was achieved despite the negative impact from the appreciation of the Australian Dollar and the reduction of income following the sale of the Bank’s custody business.

     The revenue increase was supported by an 11% increase in FUA balances from $99 billion in 2003 to $110 billion. Average funds under administration for the year were $105.5 billion, which is 6% higher than in the prior year. FUA margins were very resilient with the income to average FUA ratio decreasing by three basis points to 1.11% over the year.

Shareholder Investment Returns

     Shareholder investment returns attributable to the Funds Management business of $26 million were double the prior year figure of $13 million reflecting the strong investment markets during the year.

     Operating Expenses

Operating expenses consist of two components:

•	Ongoing operating costs; and

•	Volume related costs which vary in relation to the level of business and revenue.

     Operating costs were $26 million lower than in the prior year, reducing from $666 million to $640 million. The reduction was due to:

•	The exit from non-core products in the UK business;

•	Rationalisation of back office processes;

•	Rationalisation of legacy systems; and

•	Favourable exchange rate movements.

     Volume related expenses were $8 million higher than in the prior year, an increase of 5% which was in line with revenue growth.

Productivity Efficiency

     Underlying operating expenses as a percentage of average funds under administration of 0.76% were down seven basis points compared with June 2003, a productivity improvement of 8%.

Which new Bank Program

     Costs of $37 million relating to Which new Bank initiatives include the expenses of continued rationalisation of systems, development of FirstChoice mastertrust platform, with a new version launched in May 2004 and redundancies resulting from the strategic review of the UK operations. The prior year also includes the one-off cost relating to the sale of the custody business.

Taxation

     The corporate tax charge for the year was $79 million, an effective tax rate of 22% compared with 20% last year. The low effective tax rate in this business is largely due to transitional tax relief on investment style funds management products within life insurance legal entities. The benefits derived from this relief are being phased out over a five year period ending in 2005.

Profit Summary

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
Key Performance Indicators	$M	$M	%
Funds Management
Operating income - external	1,158	1,115	4
Operating income - internal	14	13	8

Total Operating Income	1,172	1,128	4
Shareholder investment returns	26	13	large
Policyholder tax expense/(benefits)	149	(62)	large

Funds Management Income	1,347	1,079	25
Volume based expenses	166	158	5
Other operating expenses	640	666	(4)

Operating expenses	806	824	(2)
Initiatives including Which new Bank (1)	37	38	(3)

Total Operating Expenses	843	862	(2)

Net Profit before Income Tax	504	217	large

Policyholder tax expense/(benefits)	149	(62)	large
Corporate tax expense	79	57	39
Outside equity interests	8	6	33

Net Profit after Income Tax (“cash basis”)	268	216	24

Net Profit after Income Tax (“underlying basis”) (2)	274	233	18

(1)	June 2004 results reflect the Which new Bank program, while prior year results include strategic initiatives undertaken including the one off cost relating to the sale of the custody business.

(2)	Underlying basis excludes shareholder investment returns and Which new Bank program.

Funds Under Administration
Funds under administration - average	105,458	99,280	6
Net flows	846	(686)	large
Productivity and Other Measures
Operating income to average funds under administration (%)	1.11	1.14	(3)bpts
Expenses to average funds under administration - actual (%)	0.80	0.87	8.0
Expenses to average funds under administration - underlying (%)	0.76	0.83	8.4
Effective corporate tax rate (%)	22.3	20.4	190bpts

Funds Management Analysis (cont’d)

Funds under Administration

     Funds under administration increased by 11% to $110 billion at 30 June 2004. The primary drivers of FUA growth were the strong investment markets which added $10 billion; the positive net flows in the FirstChoice product, and the international business.

     Offsetting this was the net outflow of the other retail products due to:

•	Run-off of legacy products;

•	Reduced support for the Australian equity funds; and

•	Industry trend towards platform products.

     Average funds under administration of $105.5 billion for the year ended 30 June 2004 was 6% higher than the prior year.

FirstChoice and Avanteos

     FirstChoice achieved $7 billion funds under administration during the year, an increase of 119% over the prior year. Net flows of $3 billion during the year placed the product at the top of the industry for platform flows (source: Plan for Life March 04). The relaunch of FirstChoice in May 2004 resulted in record net flows into the product in June.

     The Avanteos business acquired during 2003 and provider of wholesale wrap products, experienced strong inflows during the year with FUA approaching $2 billion at the end of the year.

Other Retail (including Legacy Products)

     Other Retail has two major components, being the closed legacy products and the traditional CFS retail products.

     Other CFS retail funds under administration have continued to struggle to attract and retain customers as investors move away from traditional single entity managers to flexible mastertrust and wrap platforms, like FirstChoice.

     The net outflow position of the legacy products results from the business decision to close most of these products to new clients. There remains a substantial inforce business in the legacy products and retention measures to minimise outflows from these products have been implemented.

     Other retail funds remained steady reflecting investment returns for the year of positive $3.9 billion, offset by net outflows.

Wholesale

     Wholesale funds under administration have risen 6% to $27 billion during the year. Investment returns were $2.7 billion for the year partly offset by $1.1 billion in net outflows. The net outflows on the wholesale business was largely attributable to Australian equity funds. Other asset classes showed good inflows.

Property

     Property funds under administration comprise both listed and unlisted (wholesale) funds. Total property funds under administration grew by $0.8 billion or 7%, benefiting from both asset revaluations and acquisitions of new properties.

Internationally Sourced

     International funds net inflows were $2.4 billion for the year due to some large mandate wins into the Global Emerging Markets product. Combined with good investment returns, this resulted in a 32.5% increase in international FUA over the year.

Definition

     Funds under administration include all funds sourced by platforms such as FirstChoice and Avanteos, including the assets which are externally managed. This represents a change from the funds under management disclosed in previous years.

     The change has been made as platform sales represent the largest growth area in the retail funds industry and to exclude these funds would present an incomplete view of the business performance.

     The Bank monitors the leading market share position under both definitions. Comparative numbers have been restated.

     Funds under administration for FirstChoice and Avanteos have been represented together for the first time. Comparative numbers including inflows, outflows and investment income have been restated.

Funds Management Analysis (cont’d)

	Year Ended 30 June 2004
	Opening						Closing
	Balance			Investment	Acquisitions &	Fx	Balance
	30/06/03	Inflows	Outflows	Income	Disposals	Movements (1)	30/06/04
Funds Under Administration	$M	$M	$M	$M	$M	$M	$M
FirstChoice & Avanteos	4,192	5,431	(1,370)	757	—	—	9,010
Cash Management	4,963	3,178	(3,930)	203	—	—	4,414
Other Retail	37,749	4,893	(8,820)	3,916	—	—	37,738
Wholesale	25,485	12,322	(13,453)	2,666	—	—	27,020
Property	11,790	2,023	(2,079)	890	—	—	12,624

Domestically Sourced	84,179	27,847	(29,652)	8,432	—	—	90,806

Internationally Sourced	14,387	7,769	(5,118)	1,592	(255)	702	19,077

Total - Funds Under Administration	98,566	35,616	(34,770)	10,024	(255)	702	109,883

	Year Ended 30 June 2003
	Opening						Closing
	Balance			Investment	Acquisitions &	Fx	Balance
	30/06/02	Inflows	Outflows	Income	Disposals	Movements (1)	30/06/03
Funds Under Administration	$M	$M	$M	$M	$M	$M	$M
FirstChoice & Avanteos	568	4,221	(614)	17	—	—	4,192
Cash Management	5,634	1,121	(1,970)	178	—	—	4,963
Other Retail	41,953	11,356	(13,867)	(1,693)	—	—	37,749
Wholesale	29,240	10,126	(13,329)	(552)	—	—	25,485
Property	8,895	963	(183)	(43)	2,158	—	11,790

Domestically Sourced	86,290	27,787	(29,963)	(2,093)	2,158	—	84,179

Internationally Sourced	19,522	4,603	(3,113)	(424)	(5,000)	(1,201)	14,387

Total - Funds Under Administration	105,812	32,390	(33,076)	(2,517)	(2,842)	(1,201)	98,566

(1)	Includes foreign exchange gains and losses from translation of internationally sourced business.

Market Share	30/06/04		30/06/03
Australian Retail – administrator view(2)	14.4	%(1)	14.5%
New Zealand(3)	14.4	%(1)	14.5%
Australian Property(4)	5.5%		n/a

(1)	as at March 2004

(2)	Source: Plan for Life. The administrator view considers market share from the perspective of the company, which administers the product, and also includes badged products distributed by separate entities.

(3)	Source: Fund Source Research

(4)	Source: UBS Warburg

Funds Management Analysis (cont’d)

Financial Performance and Business Review

Performance Highlights

     The underlying profit after tax for the Insurance business for the year was $129 million, an increase of 98% over the prior year. This result was achieved with a 13% increase in operating income due to improved underwriting and favourable claims experience. Non volume related expenses were maintained at last year’s levels driven by improved efficiency.

Business and Financial Review

Australia

     The profit growth in the Australian business was achieved from strong underwriting performance in both the general and life risk insurance categories. This was driven largely by robust claims management, favourable claims experience and improved profitability in the annuities market.

     Non volume related management expenses were maintained at last year’s levels at the same time as providing enhanced customer service levels. This was achieved through significant business process re-engineering delivering enhanced productivity and efficiency in the business.

     Key drivers of the current year’s result were:

•	Premium growth with Life Risk Premiums up 8%.

•	Strong investment returns.

•	Improved margins in the annuity market as a result of a return to more rational competitive pricing behaviour.

•	Robust claims management activity driving enhanced claims expense outcomes despite some large weather related claims in the general insurance segment early in the year.

     The group maintained its number one market share of risk premiums with a 14.8% share of the market.

New Zealand

     The life insurance operations in New Zealand operate predominantly under the Sovereign brand.

     The market for risk products was subdued during the year. However, Sovereign increased market share in new business from 27% to 28% and maintained its market leadership position with 28.2% of the in-force premium market (source: ISI). The business continued to expand sales through aligned channels such as ASB Bank while maintaining the levels of support from traditional independent financial advisers.

     During the year the business fundamentals were further improved through product repricing, tighter underwriting standards and continued rationalisation of products and systems.

     The New Zealand business generated $55 million profit after tax. This represents a 20% increase on last year’s result of $46 million.

Asia

     Asia includes life insurance and pension administration operations in Hong Kong, together with life businesses in China, Vietnam, Indonesia and Fiji. Hong Kong represents our largest operation in the region.

     The Asian business continued to improve. Key initiatives during the year included:

•	Improved risk profile of Hong Kong business following amendments to investment mix, product repricing and product mix;

•	Significant reductions in expense levels for the Hong Kong operations; and

•	Development of new distribution capabilities.

     The Asian business produced $3 million in operating margins compared with a loss of $9 million for the prior year. The favourable result for the current year was driven by:

•	Improved investment markets;

•	Increased sales across all markets;

•	Expense containment; and

•	Improved persistency.

     The result was impacted by a $16 million write off of capitalised pre-licence start-up costs in China which was reflected in Australian shareholder investment returns.

Operating Income

     Operating income of $678 million was 13% higher than in the prior year. Operating income in the prior year included a write-down of an asset in the Australian annuity fund of $30 million. Taking this item into account, operating income was up 8% on the prior year. This was mainly attributable to growth in inforce premiums, positive experience on claims and an increase in general insurance income.

Shareholder Investment Returns

     Shareholder investment returns attributable to the insurance business of $170 million for the year represent an increase of $92 million on the prior year, reflecting the rebound in domestic and overseas equity markets.

Operating Expenses

     Operating expenses of $517 million decreased by $2 million compared with the prior year, due to a drop in volume related costs in the Asian business. Non volume related costs were in line with the prior year, with EBA related increases in staff costs, and increased compliance and regulatory related costs being offset by savings achieved by tight cost control and from process reengineering in the back-office.

     The underlying expense to average inforce premium ratio of 46.1% represents a 9% productivity improvement over the year.

Corporate Taxation

     The corporate tax charge for the year was $66 million an effective tax rate of 20.8% compared with 17.8% last year. The low effective tax rate in this business is largely due to transitional tax relief on certain products within life insurance legal entities. The benefits derived from this relief are being phased out over a five year period ending in 2005.

Funds Management Analysis (cont’d)

Profit Summary

	Full Year Ended
			Increase/
Summary Financial Performance	30/06/04	30/06/03	(Decrease)
(excluding appraisal value (reduction)/uplift)	$M	$M	%
Insurance
Life Insurance Operating Income	618	551	12
General Insurance Operating Income	60	47	28

Total Operating Income	678	598	13
Shareholder investment returns	170	78	large
Policyholder tax	54	4	large

Total Insurance Income	902	680	33
Volume based expenses	224	228	(2)
Other operating expenses - external	279	278	0
Other operating expenses - internal	14	13	8

Operating expenses	517	519	(0)
Initiatives including Which new Bank (1)	14	—	—

Total operating expenses	531	519	2

Net Profit before Income Tax	371	161	large

Income tax expense attributable to:
Policyholder	54	4	large
Corporate	66	28	large

Net Profit after Income Tax (“cash basis”)	251	129	95

Net Profit after Income Tax (“underlying basis”) (2)	129	65	98

Productivity and Other Measures
Expenses to average inforce premiums (actual %)	47.3	50.4	6.2
Expenses to average inforce premiums (underlying %)	46.1	50.4	8.5
Effective corporate tax rate (%)	20.8	17.8	300bpts

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
Sources of Profit from Insurance Activities	$M	$M	%
The Margin on Services profit from ordinary activities after income tax is represented by:
Planned profit margins	107	104	3
Experience variations	—	(42)	—
Other	(8)	(8)	—
General insurance operating margin	19	11	73

Operating margins	118	65	82
After tax shareholder investment returns	133	64	large

Net profit after Income Tax (“cash basis”)	251	129	95

Geographical Analysis of Business Performance

	Full Year Ended
	Australia		New Zealand		Asia		Total
Net Profit after Income Tax	30/06/04	30/06/03	30/06/04	30/06/03	30/06/04	30/06/03	30/06/04	30/06/03
(“cash basis”)	$M	$M	$M	$M	$M	$M	$M	$M
Operating margins	78	43	37	31	3	(9)	118	65
Investment earnings on assets in excess of policyholder liabilities	101	35	18	15	14	14	133	64

Net Profit after Income Tax	179	78	55	46	17	5	251	129

(1)	June 2004 result reflects the Which new Bank program.

(2)	Underlying basis excludes shareholder investment returns and Which new Bank program.

Funds Management Analysis (cont’d)

Inforce Premiums

	Full Year Ended 30 June 2004
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/03	Business	Lapses	Movements(1)	30/06/04
Annual Inforce Premiums	$M	$M	$M	$M	$M
General Insurance	196	46	(50)	—	192
Personal Life	626	156	(85)	6	703
Group Life	254	53	(34)	(1)	272

Total	1,076	255	(169)	5	1,167

Australia	771	177	(133)	—	815
New Zealand	221	42	(16)	11	258
Asia	84	36	(20)	(6)	94

Total	1,076	255	(169)	5	1,167

(1)	Consists mainly of foreign exchange movements.

	Full Year Ended 30 June 2003
	Opening				Closing
	Balance	Sales/New		Other	Balance
	30/06/02	Business	Lapses	Movements(2)	30/06/03
Annual Inforce Premiums	$M	$M	$M	$M	$M
General Insurance	172	51	(27)	—	196
Personal Life	580	129	(78)	(5)	626
Group Life	229	58	(30)	(3)	254

Total	981	238	(135)	(8)	1,076

Australia	698	180	(107)	—	771
New Zealand	187	43	(16)	7	221
Asia	96	15	(12)	(15)	84

Total	981	238	(135)	(8)	1,076

(1)	Life Insurance results for both New Zealand and Asia include savings products. Savings products are disclosed within Funds Management for the Australian business. Inforce premium relates to risk business only.

(2)	Consists mainly of foreign exchange movements.

     Annual inforce premiums increased by $91 million or 8% to $1,167 million for the year ended 30 June 2004. General Insurance lapses include $19 million of rebadged premiums which ceased to be attributable to the CBA business due to a FSRA related business restructuring.

     The Australian business maintained its leading market share of inforce premiums despite a reduction from 15.3% at 30 June 2003 to 14.8% at 31 March 2004. Sovereign maintained its leading position in New Zealand with a market share of 28.2%, slightly down from 28.3% at 30 June 2003.

Market Share – Annual Inforce Premiums	30/06/04		30/06/03(1)
New Zealand(4)	28.2	%(2)	28.3%
Australia (Total Risk)(5)	14.8	%(3)	15.3%
Australia (Individual Risk)(5)	12.8	%(3)	13.0%
Hong Kong(6)	2.5	%(3)	2.8%

(1)	As reported in the December 2003 Profit Announcement

(2)	as at May 2004

(3)	as at March 2004

(4)	Source: ISI Statistics

(5)	Source: Plan for Life

(6)	Source: HK Insurance Assoc

Shareholder Investment Returns

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
Shareholder Investment Returns	$M	$M	%
Funds Management Business	26	13	large
Insurance Business	170	78	large

Shareholder Investment Returns before Tax	196	91	large
Taxation	44	18	large

Shareholder Investment Returns after Tax	152	73	large

At 30 June 2004	Australia	New Zealand	Asia	Total
Shareholder Investments Asset Mix (%)%		%	%	%
Local equities	10	1	4	7
International equities	4	6	6	5
Property	22	4	—	14
Other (1)	—	3	4	1

Sub-total	36	14	14	27
Fixed interest	39	38	61	44
Cash	25	35	7	23
Other	—	13	18	6

Sub-total	64	86	86	73

Total	100	100	100	100

At 30 June 2004	Australia	New Zealand	Asia	Total
Shareholder Investments Asset Mix ($M)	$M	$M	$M	$M
Local equities	166	3	25	194
International equities	64	26	38	128
Property	357	17	—	374
Other (1)	—	14	21	35

Sub-total	587	60	84	731
Fixed interest	644	156	364	1,164
Cash	415	147	42	604
Other	—	52	110	162

Sub-total	1,059	355	516	1,930

Total	1,646	415	600	2,661

(1)	Other assets include the excess of carrying value over net tangible assets.

     Domestic and international investment markets rebounded strongly over the year, with the benchmark S&P/ASX200 price index increasing by 16.7% and the MSCI World index by 21.8%. All other asset classes (fixed interest, property and cash) posted positive returns.

Life Company Valuations

     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses. These are Directors’ valuations, based on appraisal values using a range of economic and business assumptions determined by management, which were reviewed by independent actuaries, Trowbridge Deloitte.

     In determining the carrying value, Directors have taken account of certain market based factors which result in the adoption of a more conservative valuation that is $450 million lower at 30 June 2004 ($450 million lower at 30 June 2003) than that determined by Trowbridge Deloitte. The key consideration by Directors in determining their value is the continued uncertainty of investment markets and industry funds flows.

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Carrying Value at 30 June 2004	$ M	$ M	$ M	$M	$M
Shareholders net tangible assets	515	1,131	415	600	2,661
Value of inforce business	1,850	295	286	—	2,431

Embedded Value	2,365	1,426	701	600	5,092
Value of future new business	2,774	235	277	24	3,310

Carrying Value	5,139	1,661	978	624	8,402

Increase/(Decrease) in Carrying Value since 30 June 2003	(334)	73	129	(12)	(144)

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Analysis of Movement Since 30 June 2003	$M	$M	$M	$M	$M
Profits	268	180	54	17	519
Capital movements (2)	(27)	108	(29)	—	52
Dividends paid	(470)	(421)	(9)	—	(900)
FX Movements	(10)	—	19	(25)	(16)

Change in Shareholders NTA	(239)	(133)	35	(8)	(345)
Appraisal value uplift/(reduction)	(95)	206	94	(4)	201

Increase/(Decrease) to 30 June 2004	(334)	73	129	(12)	(144)

(1)	The Asian life businesses are not held in a market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess, which effectively represents goodwill, is being amortised on a straight line basis over 20 years subject to impairment.

(2)	Includes capital injections, transfers and movements in intergroup loans.

Change in Valuations

     The valuations adopted have resulted in a total negative change in value of $144 million since 30 June 2003. The main components comprised:

•	A $345 million decrease in net tangible assets partially reflecting improved capital efficiency.

•	An appraisal value uplift of $201 million, reflecting projected sales levels, higher retention rates and improved equity markets and their effect on industry flows.

Financial Disclosures for
the year ended 30 June 2004

Consolidated Statement of Financial Performance

For the year ended 30 June 2004

		30/06/04	30/06/03
	Appendix	$M	$M
Interest income		13,287	11,528
Interest expense		7,877	6,502

Net interest income	1	5,410	5,026
Other income:
Revenue from sale of assets		943	128
Written down value of assets sold		(874)	(106)
Other		2,777	2,605

Net banking operating income	1,5	8,256	7,653
Funds management fee income including premiums		1,175	1,149
Investment revenue		1,967	8
Claims and policyholder liability expense		(1,809)	(91)

Net funds management operating income		1,333	1,066
Premiums and related revenue		1,012	1,131
Investment revenue		840	620
Claims and policyholder liability expense		(950)	(1,071)

Insurance margin on services operating income		902	680

Total net operating income before appraisal value uplift/(reduction)		10,491	9,399
Charge for bad and doubtful debts		276	305
Operating expenses:
Operating expenses	6	5,500	5,312
Initiatives including Which new Bank (1)	6	749	239

		6,249	5,551

Appraisal value uplift/(reduction)		201	(245)
Goodwill amortisation	17	(324)	(322)

Profit from ordinary activities before income tax		3,843	2,976
Income tax expense	7	1,262	958

Profit from ordinary activities after income tax		2,581	2,018
Outside equity interests in net profit		(9)	(6)

Net profit attributable to members of the Bank		2,572	2,012

Foreign currency translation adjustment		(8)	(129)
Revaluation of properties		54	3

Total valuation adjustments		46	(126)

Total changes in equity other than those resulting from transactions with owners as owners		2,618	1,886

		Cents per Share
Earnings per share based on net profit distributable to members of the Bank
Basic		196.9	157.4
Fully Diluted		196.8	157.3
Dividends per share attributable to shareholders of the Bank:
Ordinary shares		183	154
Preference shares (issued 6 April 2001)		1,065	1,019
Other equity instruments (issued 6 August 2003)		7,306	—
Other equity instruments (issued 6 January 2004)		402	—

		$ M	$ M

Net Profit after Income Tax comprises
Net Profit after income tax (“underlying basis”)		3,078	2,674

Shareholders investment returns		152	73
Initiatives including Which new Bank (1)		(535)	(168)

Net Profit after income tax (“cash basis”)		2,695	2,579

Add Appraisal value uplift/(reduction)		201	(245)
Less Goodwill amortisation		(324)	(322)

Net Profit after income tax (“statutory basis”)		2,572	2,012

(1)	June 2004 results reflect the Which new Bank program, while prior year includes strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.

Consolidated Statement of Financial Position

As at 30 June 2004

		30/06/04	30/06/03
	Appendix	$M	$M
Assets
Cash and liquid assets		6,453	5,575
Receivables due from other financial institutions		8,369	7,066
Trading securities		14,896	10,435
Investment securities		11,447	11,036
Loans, advances and other receivables	8	189,391	160,347
Bank acceptances of customers		15,019	13,197
Insurance investment assets		28,942	27,835
Deposits with regulatory authorities		38	23
Property, plant and equipment		1,204	821
Investment in associates	11	239	287
Intangible assets	16	4,705	5,029
Other assets		25,292	23,459

Total assets		305,995	265,110

Liabilities
Deposits and other public borrowings	10	163,177	140,974
Payables due to other financial institutions		6,641	7,538
Bank acceptances		15,019	13,197
Provision for dividend		14	12
Income tax liability		811	876
Other provisions		997	819
Insurance policyholder liabilities	15	24,638	23,861
Debt issues		44,042	30,629
Bills payable and other liabilities		19,140	19,027

		274,479	236,933

Loan Capital		6,631	6,025

Total liabilities		281,110	242,958

Net assets		24,885	22,152

Shareholders’ Equity
Share Capital:
Ordinary share capital	14	13,359	12,678
Preference share capital	14	687	687
Other equity instruments	14	1,573	—
Reserves	14	3,946	3,850
Retained profits	14	2,840	2,809

Shareholders’ equity attributable to members of the Bank		22,405	20,024

Outside Equity Interests:
Controlled entities	14	304	304
Insurance statutory funds and other funds		2,176	1,824

Total outside equity interests		2,480	2,128

Total shareholders’ equity		24,885	22,152

Consolidated Statement of Cash Flows

For the year ended 30 June 2004

	30/06/04	30/06/03
	$M	$M
Cash Flows from Operating Activities
Interest received	13,101	11,452
Dividends received	6	4
Interest paid	(7,543)	(6,455)
Other operating income received	3,410	3,135
Expenses paid	(5,529)	(5,438)
Income taxes paid	(1,366)	(1,258)
Net decrease (increase) in trading securities	(4,324)	(2,484)
Life insurance:
Investment income	841	644
Premiums received (1)	3,562	4,130
Policy payments (1)	(4,529)	(5,855)

Net Cash provided by / (used in) operating activities	(2,371)	(2,125)

Cash Flows from Investing Activities
Payments for acquisition of entities and management rights	—	(173)
Proceeds from disposal of entities and businesses	63	33
Disposal of shares in other companies	114	—
Net movement in investment securities:
Purchases	(25,587)	(18,055)
Proceeds from sale	697	24
Proceeds at or close to maturity	24,407	17,718
Withdrawal (lodgement) of deposits with regulatory authorities	(15)	66
Net increase in loans, advances and other receivables	(29,328)	(13,577)
Proceeds from sale of property, plant and equipment	69	72
Purchase of property, plant and equipment	(536)	(143)
Net decrease (increase) in receivables due from other financial institutions not at call	292	513
Net decrease (increase) in securities purchased under agreements to resell	(1,023)	50
Net decrease (increase) in other assets	(1,461)	301
Life insurance:
Purchases of investment securities	(20,286)	(13,091)
Proceeds from sale/maturity of investment securities	21,500	14,628

Net cash used in investing activities	(31,094)	(11,634)

Cash Flows from Financing Activities
Buy back of shares	(532)	—
Proceeds from issue of shares (net of costs)	505	13
Proceeds from issue of preference shares for outside equity interests	—	182
Proceeds from issue of other equity instruments (net of costs)	1,573	—
Net increase (decrease) in deposits and other borrowings	21,997	5,129
Net movement in debt issues	13,413	7,054
Dividends paid (including DRP buy back of shares)	(1,774)	(1,933)
Net movements in other liabilities	(242)	(926)
Net increase (decrease) in payables due to other financial institutions not at call	(929)	(796)
Net increase (decrease) in securities sold under agreements to repurchase	206	3,046
Issue of loan capital	985	901
Redemption of loan capital	(317)	—
Other	(2)	19

Net cash provided by financing activities	34,883	12,689

Net Increase (decrease) in cash and cash equivalents	1,418	(1,070)
Cash and cash equivalents at beginning of period	1,428	2,498

Cash and cash equivalents at end of period	2,846	1,428

     It should be noted that the Bank does not use this accounting Statement of Cash Flows in the internal management of its liquidity positions.

(1)	These were gross premiums and policy payments before splitting between policyholders and shareholders.

Appendices

1.	NET INTEREST INCOME

2.	NET INTEREST MARGIN

3.	AVERAGE BALANCES AND RELATED INTEREST

4.	INTEREST RATE AND VOLUME ANALYSIS

5.	OTHER BANKING OPERATING INCOME

6.	OPERATING EXPENSES

7.	INCOME TAX EXPENSE

8.	LOANS ADVANCES AND OTHER RECEIVABLES

9.	ASSET QUALITY

10.	DEPOSITS AND OTHER PUBLIC BORROWINGS

11.	FINANCIAL REPORTING BY SEGMENTS

12.	INTEGRATED RISK MANAGEMENT

13.	CAPITAL ADEQUACY

14.	SHARE CAPITAL

15.	LIFE COMPANY VALUATIONS AND POLICY LIABILITIES

16.	INTANGIBLE ASSETS

17.	AMORTISATION SCHEDULE

18.	PERFORMANCE SUMMARIES

19.	REVIEW OF NON-AUDIT SERVICES

20.	INTERNATIONAL FINANCIAL REPORTING STANDARDS

21.	SUMMARY

22.	DEFINITIONS

1. NET INTEREST INCOME

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
	$M	$M	%
Interest Income
Loans	11,675	10,126	15
Other financial institutions	182	191	(5)
Cash and liquid assets	198	150	32
Trading securities	600	454	32
Investment securities	607	566	7
Dividends on redeemable preference shares	25	41	(39)

Total interest income	13,287	11,528	15

Interest Expense
Deposits	5,949	4,732	26
Other financial institutions	160	198	(19)
Debt issues	1,506	1,352	11
Loan capital	262	220	19

Total interest expense	7,877	6,502	21

Net interest income	5,410	5,026	8

2. NET INTEREST MARGIN

	Full Year Ended
	30/06/04	30/06/03
	%	%
Australia
Interest spread(1)	2.46	2.68
Benefit of interest free liabilities, provisions and equity(2)	0.22	0.20

Net interest margin(3)	2.68	2.88

Overseas
Interest spread(1)	1.18	1.22
Benefit of interest free liabilities, provisions and equity(2)	0.56	0.49

Net interest margin(3)	1.74	1.71

Total Bank
Interest spread(1)	2.22	2.40
Benefit of interest free liabilities, provisions and equity(2)	0.31	0.27

Net interest margin(3)	2.53	2.67

(1) Difference between the average interest rate earned and the average interest rate paid on funds.

(2) A portion of the Bank’s interest earning assets is funded by interest free liabilities and shareholders’ equity. The benefit to the Bank of these interest free funds is the amount it would cost to replace them at the average cost of funds.

(3) Net interest income divided by average interest earning assets for the year.

3. AVERAGE BALANCES AND RELATED INTEREST

     The following table lists the major categories of interest earning assets and interest bearing liabilities of the Bank together with the respective interest earned or paid and the average interest rates for each of the years ending 30 June 2004, and 30 June 2003. Averages used were predominantly daily averages.

     The overseas component comprises overseas branches of the Bank and overseas domiciled controlled entities. Overseas intragroup borrowing’s have been adjusted into the interest spread and margin calculations to more appropriately reflect the overseas cost of funds. Non-accrual loans were included in interest earning assets under loans, advances and other receivables.

	Full Year Ended
	30/06/04			30/06/03
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$M	%
Average Interest Earning Assets and Interest
Income
Cash and liquid assets
Australia	4,027	181	4.5	3,293	133	4.0
Overseas	868	17	2.0	813	17	2.1
Receivables due from other financial institutions
Australia	3,382	32	0.9	2,446	37	1.5
Overseas	3,776	150	4.0	3,734	154	4.1
Deposits with regulatory authorities
Australia	—	—	—	—	—	—
Overseas	62	—	—	56	—	—
Trading securities
Australia	9,682	444	4.6	7,360	326	4.4
Overseas	3,445	156	4.5	3,395	128	3.8
Investment securities
Australia	4,411	298	6.8	4,240	261	6.2
Overseas	8,440	310	3.7	8,062	305	3.8
Loans, advances and other receivables
Australia	149,487	9,927	6.6	131,746	8,538	6.5
Overseas	26,607	1,772	6.7	23,125	1,629	7.0
Other interest earning assets	—	—	—	—	—	—
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	4,102	17	0.4	3,604	31	0.9

Average interest earning assets and interest income including intragroup	218,289	13,304	6.1	191,874	11,559	6.0
Intragroup eliminations	(4,102)	(17)	0.4	(3,604)	(31)	0.9

Total average interest earning assets and interest income	214,187	13,287	6.2	188,270	11,528	6.1

3. AVERAGE BALANCES AND RELATED INTEREST (CONT’D)

	Full Year Ended
	30/06/04	30/06/03
	$M	$M
Average Non-Interest Earning Assets
Bank acceptances
Australia	13,877	13,144
Overseas	1	53
Life insurance investment assets
Australia	24,430	26,333
Overseas	4,120	4,070
Property, plant and equipment
Australia	792	627
Overseas	161	197
Other assets
Australia	29,452	24,046
Overseas	2,264	3,303
Provisions for impairment
Australia	(1,411)	(1,497)
Overseas	(150)	(150)

Total average non-interest earning assets	73,536	70,126

Total average assets	287,723	258,396

Percentage of total average assets applicable to overseas operations	18.7%	19.5%

3. AVERAGE BALANCES AND RELATED INTEREST (CONT’D)

	Full Year Ended
	30/06/04			30/06/03
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$M	%
Average Interest Bearing Liabilities and Loan
Capital and Interest Expense
Time Deposits
Australia	57,186	2,683	4.7	45,674	1,956	4.3
Overseas	15,963	1,062	6.7	14,255	876	6.1
Savings Deposits
Australia	31,178	514	1.6	32,780	492	1.5
Overseas	3,028	105	3.5	2,788	100	3.6
Other demand deposits
Australia	39,044	1,499	3.8	34,043	1,230	3.6
Overseas	3,432	86	2.5	2,906	78	2.7
Payables due to other financial institutions
Australia	1,916	35	1.8	1,752	34	1.9
Overseas	5,042	125	2.5	6,712	164	2.4
Debt issues
Australia	21,885	1,292	5.9	17,651	1,047	5.9
Overseas	12,855	213	1.7	10,738	305	2.8
Loan capital
Australia	5,793	255	4.4	5,234	212	4.1
Overseas	210	8	3.8	204	8	3.9
Other interest bearing liabilities	—	—	—	—	—	—
Intragroup borrowings
Australia	4,102	17	0.4	3,604	31	0.9
Overseas	—	—	—	—	—	—

Average Interest Bearing Liabilities and Loan capital and interest expense including intragroup	201,634	7,894	3.9	178,341	6,533	3.7
Intragroup eliminations	(4,102)	(17)	0.4	(3,604)	(31)	0.9

Total average interest bearing liabilities and loan capital and interest expense	197,532	7,877	4.0	174,737	6,502	3.7

	Full Year Ended
	30/06/04	30/06/03
	Average Balance	Average Balance
	$M	$M
Average Non-Interest Bearing Liabilities
Average Non-Interest Bearing Liabilities
Deposits not bearing interest
Australia	5,112	4,784
Overseas	1,059	871
Liability on bank acceptances
Australia	13,877	13,146
Overseas	1	53
Life insurance policy liabilities
Australia	20,658	20,828
Overseas	3,548	3,596
Other liabilities
Australia	20,655	16,034
Overseas	3,131	2,739

Total average non-interest bearing liabilities	68,041	62,051

Total average liabilities and loan capital	265,573	236,788

Shareholders’ equity	22,150	21,608

Total average liabilities, loan capital and shareholders’ equity	287,723	258,396

Percentage of total average liabilities applicable to overseas operations	18.2%	18.9%

3. AVERAGE BALANCES AND RELATED INTEREST (CONT’D)

	Half Year Ended
	30/06/04			31/12/03			30/06/03
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Average Interest Earning Assets and Interest Income
Cash and liquid assets
Australia	4,309	98	4.6	3,748	83	4.4	2,983	63	4.3
Overseas	731	8	2.2	1,004	9	1.8	1,032	10	1.9
Receivables due from other financial institutions
Australia	3,459	15	0.9	3,306	17	1.0	2,394	17	1.4
Overseas	3,736	70	3.8	3,816	80	4.2	3,931	69	3.5
Deposits with regulatory authorities
Australia	—	—	—	—	—	—	—	—	—
Overseas	65	—	—	59	—	—	57	—	—
Trading securities
Australia	11,188	253	4.5	8,192	191	4.6	8,293	169	4.1
Overseas	3,338	78	4.7	3,551	78	4.4	3,910	69	3.6
Investment securities
Australia	4,783	168	7.1	4,043	130	6.4	4,274	142	6.7
Overseas	9,275	170	3.7	7,614	140	3.7	8,334	149	3.6
Loans, advances and other receivables
Australia	154,929	5,246	6.8	144,104	4,681	6.5	134,021	4,296	6.5
Overseas	28,347	940	6.7	24,886	832	6.7	23,713	876	7.4
Other interest earning assets	—	—	—	—	—	—	—	—	—
Intragroup loans
Australia	—	—	—	—	—	—	—	—	—
Overseas	4,852	12	0.5	3,360	5	0.3	4,724	19	0.8

Average interest earning assets and interest income including intragroup	229,012	7,058	6.2	207,683	6,246	6.0	197,666	5,879	6.0
Intragroup eliminations	(4,852)	(12)	0.5	(3,360)	(5)	0.3	(4,724)	(19)	0.8

Total average interest earning assets and interest income	224,160	7,046	6.3	204,323	6,241	6.1	192,942	5,860	6.1

	Half Year Ended
	30/06/04	31/12/03	30/06/03
	Average Balance	Average Balance	Average Balance
	$M	$M	$M
Average Non-Interest Earning Assets
Bank acceptances
Australia	14,197	13,560	13,050
Overseas	—	2	66
Life insurance investment assets
Australia	24,294	24,565	25,076
Overseas	4,218	4,023	4,050
Property, plant and equipment
Australia	908	677	619
Overseas	139	183	194
Other assets
Australia	32,507	26,430	27,024
Overseas	2,489	2,041	2,127
Provisions for impairment
Australia	(1,431)	(1,391)	(1,469)
Overseas	(152)	(148)	(151)

Total average non-interest earning assets	77,169	69,942	70,586

Total average assets	301,329	274,265	263,528

Percentage of total average assets applicable to overseas operations	18.9%	20.0%	21.4%

3. AVERAGE BALANCES AND RELATED INTEREST (CONT’D)

	Half Year Ended
	30/06/04			31/12/03			30/06/03
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$M	$M	%	$M	$M	%	$M	$M	%
Average Interest Bearing Liabilities and Loan
Capital and Interest Expense
Time Deposits
Australia	63,505	1,573	5.0	50,954	1,110	4.3	45,402	926	4.1
Overseas	15,928	559	7.1	15,980	503	6.3	13,781	461	6.7
Savings Deposits
Australia	30,639	265	1.7	31,711	249	1.6	32,496	243	1.5
Overseas	3,065	54	3.5	2,991	51	3.4	2,885	53	3.7
Other demand deposits
Australia	39,455	781	4.0	38,637	718	3.7	35,595	638	3.6
Overseas	3,575	47	2.6	3,291	39	2.4	2,996	39	2.6
Payables due to other financial institutions
Australia	1,812	18	2.0	2,019	17	1.7	1,634	12	1.5
Overseas	5,285	66	2.5	4,802	59	2.4	6,692	80	2.4
Debt issues
Australia	22,776	697	6.2	20,966	595	5.6	19,017	560	5.9
Overseas	14,358	108	1.5	11,368	105	1.8	12,181	167	2.8
Loan capital
Australia	5,863	135	4.6	5,761	120	4.1	5,127	105	4.1
Overseas	212	4	3.8	208	4	3.8	263	4	3.1
Other interest bearing liabilities	—	—	—	—	—	—	—	—	—
Intragroup borrowings
Australia	4,852	12	0.5	3,360	5	0.3	4,724	19	0.8
Overseas	—	—	—	—	—	—	—	—	—

Average interest bearing liabilities and loan capital and interest expense including intragroup	211,325	4,319	4.1	192,048	3,575	3.7	182,793	3,307	3.6
Intragroup eliminations	(4,852)	(12)	0.5	(3,360)	(5)	0.3	(4,724)	(19)	0.8

Total average interest bearing liabilities and loan capital and interest expense	206,473	4,307	4.2	188,688	3,570	3.8	178,069	3,288	3.7

	Half Year Ended
	30/06/04	31/12/03	30/06/03
	Average Balance	Average Balance	Average Balance
	$M	$M	$M
Average Non-Interest Bearing Liabilities
Deposits not bearing interest
Australia	5,112	4,996	4,849
Overseas	1,059	1,053	913
Liability on bank acceptances
Australia	13,877	13,560	13,049
Overseas	1	2	66
Life insurance policy liabilities
Australia	20,658	20,464	20,080
Overseas	3,548	3,491	3,495
Other liabilities
Australia	24,742	16,548	18,048
Overseas	3,131	2,701	2,695

Total average non-interest bearing liabilities	72,128	62,815	63,195

Total average liabilities and loan capital	278,601	251,503	241,264
Shareholders’ equity	22,727	22,762	22,264

Total average liabilities, loan capital and shareholders’ equity	301,328	274,265	263,528

Percentage of total average liabilities applicable to overseas operations	18.0%	18.2%	19.0%

4. INTEREST RATE AND VOLUME ANALYSIS

	Full Year Ended
	30/06/04 vs 30/06/03	30/06/03 vs 30/06/02
	Increase/	Increase/
	(Decrease)	(Decrease)
Change in Net Interest Income	%	%
Due to changes in average volume of interest earning assets and interest bearing liabilities	673	479
Due to changes in interest margin	(289)	(163)

Change in net interest income	384	316

4. INTEREST RATE AND VOLUME ANALYSIS (CONT’D)

	Full Year Ended
	30/06/04 vs 30/06/03			30/06/03 vs 30/06/02
	Changes due to			Changes due to
Changes in Net Interest Income:	Volume	Rate	Total	Volume	Rate	Total
Volume and Rate Analysis	$ M	$M	$M	$M	$M	$M
Interest Earning Assets
Cash and liquid assets
Australia	31	17	48	(36)	31	(5)
Overseas	1	(1)	—	5	(5)	—
Receivables due from other financial institutions
Australia	12	(17)	(5)	22	(12)	10
Overseas	2	(6)	(4)	41	17	58
Trading securities
Australia	105	13	118	103	(25)	78
Overseas	2	26	28	27	(10)	17
Investment securities
Australia	11	26	37	27	23	50
Overseas	14	(9)	5	29	(17)	12
Loans, advances and other receivables
Australia	1,164	225	1,389	565	(53)	512
Overseas	239	(96)	143	251	90	341
Other interest earning assets	—	—	—	—	—	—
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	3	(17)	(14)	5	(39)	(34)

Change in interest income including intragroup	1,615	130	1,745	1,056	(17)	1,039
Intragroup eliminations	(3)	17	14	(5)	39	34

Change in interest income	1,597	162	1,759	1,080	(7)	1,073

Interest Bearing Liabilities and Loan Capital
Time Deposits
Australia	517	210	727	195	(140)	55
Overseas	109	77	186	108	7	115
Savings Deposits
Australia	(25)	47	22	10	70	80
Overseas	8	(3)	5	12	6	18
Other demand deposits
Australia	186	83	269	161	32	193
Overseas	14	(6)	8	14	1	15
Payables due to other financial institutions
Australia	3	(2)	1	(7)	(24)	(31)
Overseas	(41)	2	(39)	34	2	36
Debt Issues
Australia	251	(6)	245	175	72	247
Overseas	48	(140)	(92)	38	3	41
Loan Capital
Australia	24	19	43	(11)	(4)	(15)
Overseas	—	—	—	6	(3)	3
Other interest bearing liabilities	—	—	—	—	—	—
Intragroup borrowings
Australia	3	(17)	(14)	5	(39)	(34)
Overseas	—	—	—	—	—	—

Change in interest expense including intragroup	877	484	1,361	666	57	723
Intragroup eliminations	(3)	17	14	(5)	39	34

Change in interest expense	879	496	1,375	650	107	757

Change in net interest income	673	(289)	384	479	(163)	316

     These volume and rate analyses were for full year periods. The calculations were based on balances over the full year. The volume and rate variances for total interest earning assets and liabilities have been calculated separately (rather than being the sum of the individual categories).

4. INTEREST RATE AND VOLUME ANALYSIS (CONT’D)

	Half Year Ended
	30/06/04 vs 31/12/03			30/06/04 vs 30/06/03
	Changes due to			Changes due to
Changes in Net Interest Income:	Volume	Rate	Total	Volume	Rate	Total
Volume and Rate Analysis	$M	$M	$M	$M	$M	$M
Interest Earning Assets
Cash and liquid assets
Australia	12	3	15	29	6	35
Overseas	(3)	2	(1)	(3)	1	(2)
Receivables due from other financial institutions
Australia	1	(3)	(2)	6	(8)	(2)
Overseas	(2)	(8)	(10)	(3)	4	1
Trading securities
Australia	66	(4)	62	63	21	84
Overseas	(6)	6	—	(12)	21	9
Investment securities
Australia	23	15	38	18	8	26
Overseas	29	1	30	17	4	21
Loans, advances and other receivables
Australia	306	259	565	702	248	950
Overseas	106	2	108	165	(101)	64
Other interest earning assets	—	—	—	—	—	—
Intragroup loans
Australia	—	—	—	—	—	—
Overseas	3	4	7	—	(7)	(7)

Change in interest income including intragroup	570	242	812	981	198	1,179
Intragroup eliminations	(3)	(4)	(7)	—	7	7

Change in interest income	544	261	805	982	204	1,186

Interest Bearing Liabilities and Loan Capital
Time Deposits	279	184	463	412	235	647
Australia	(7)	63	56	75	23	98
Overseas
Savings Deposits	(12)	28	16	(14)	36	22
Australia	1	2	3	3	(2)	1
Overseas
Other demand deposits	8	55	63	75	68	143
Australia	3	5	8	8	—	8
Overseas
Payables due to other financial institutions Australia	(2)	3	1	2	4	6
Overseas	5	2	7	(17)	3	(14)
Debt Issues
Australia	47	55	102	115	22	137
Overseas	24	(21)	3	24	(83)	(59)
Loan Capital
Australia	—	15	15	16	14	30
Overseas	—	—	—	(1)	1	—
Other interest bearing liabilities	—	—	—	—	—	—
Intragroup borrowings
Australia	3	4	7	—	(7)	(7)
Overseas	—	—	—	—	—	—

Change in interest expense including intragroup	336	408	744	557	455	1,012
Intragroup eliminations	(3)	(4)	(7)	—	7	7

Change in interest expense	313	424	737	568	451	1,019

Change in net interest income	249	(152)	97	400	(240)	160

Change due to variation in time periods			(29)			7

5. OTHER BANKING OPERATING INCOME

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
	$M	$M	%
Lending fees	724	652	11
Commission and other fees	1,503	1,394	8
Trading income	499	502	(1)
Dividends	6	4	50
Net gain on investments and loans	80	(9)	large
Net (loss)/profit on sale of property, plant and equipment	(11)	22	large
Other(1)	45	62	(27)

Total other banking operating income	2,846	2,627	8

(1)	Includes an equity accounted loss of $ 32 million for the year ended 30 June 2004. Loss principally relates to a change in revenue recognition accounting policy by the associate entity.

6. OPERATING EXPENSES

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
	$M	$M	%
Operating expenses	5,500	5,312	4
Initiatives including Which new Bank (1)	749	239	large

Total	6,249	5,551	13

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
Expenses by Segment	$M	$M	%
Banking	4,191	3,982	5
Funds management	806	824	(2)
Insurance	503	506	(1)

Operating expenses	5,500	5,312	4

Banking	698	201	large
Funds management	37	38	(3)
Insurance	14	—	—

Initiatives including Which new Bank(1)	749	239	large

Total	6,249	5,551	13

	Full Year Ended
			Increase/
	30/06/04	30/06/03	(Decrease)
Expenses by Category	$M	$M	%
Staff	2,448	2,383	3
Share based compensation	105	94	12
Occupancy and equipment	581	609	(5)
Information technology services	895	877	2
Other expenses	1,471	1,349	9

Operating expenses	5,500	5,312	4

Initiatives including Which new Bank(1)	749	239	large

Total	6,249	5,551	13

(1)	June 2004 results include the Which new Bank program, while the prior year results include strategic initiatives undertaken and the cost of the June 2002 ESAP paid in October 2002.

6. Operating Expenses (Cont’d)

	Full Year Ended
	30/06/04	30/06/03
	$M	$M
Staff Expenses
Salaries and wages	2,152	2,106
Superannuation contributions	8	13
Provisions for employee entitlements	41	11
Payroll tax	115	107
Fringe benefits tax	32	26
Other staff expenses	100	120

Comparable business	2,448	2,383
Initiatives including Which new Bank	273	155

Total staff expenses (excluding share based compensation)	2,721	2,538

Share Based Compensation
Comparable business	105	94
Initiatives including Which new Bank	—	25

Total share based compensation	105	119

Occupancy and Equipment Expenses
Operating lease rentals	340	354
Depreciation
Buildings	21	24
Leasehold improvements	55	51
Equipment	50	53
Repairs and maintenance	68	58
Other	47	69

Comparable business	581	609
Initiatives including Which new Bank	20	3

Total occupancy and equipment expenses	601	612

Information Technology Services
Projects and development	281	194
Data processing	238	255
Desktop	159	178
Communications	205	171
Software amortisation	11	78
IT Equipment Depreciation	1	1

Comparable business	895	877
Initiatives including Which new Bank	292	30

Total information technology services	1,187	907

Other Expenses
Postage	112	109
Stationery	114	118
Fees and commissions	598	551
Advertising, marketing and loyalty rewards	311	259
Other	336	312

Comparable business	1,471	1,349
Initiatives including Which new Bank	164	26

Total other expenses	1,635	1,375

Comparable business	5,500	5,312
Initiatives including Which new Bank	749	239

Total	6,249	5,551

Which new Bank Program

     On 19 September 2003, the Bank launched the Which new Bank customer service vision. This is a three year transformation program and results in the Bank incurring additional expenditure in the key areas of staff training and skilling, systems and process simplification, and technology. In the year to 30 June 2004 transformation expenses totalled $749 million and principally comprise redundancies, expensing of previously capitalised software of $219 million, process improvement and branch refurbishment. The outstanding provision for Which new Bank costs at 30 June 2004 is $208 million.

     Some prior year comparatives have been reclassified to reflect the current categorisation of expenses, while the cost of the June 2002 ESAP, paid in October 2002 is included under Initiatives.

7. Income Tax Expense

     Income tax expense shown in the financial statements differs from the prima facie tax charge calculated at current taxation rates on net profit.

	Full Year Ended
	30/06/04	30/06/03
	$M	$M
Profit from Ordinary Activities before Income Tax
Banking	3,091	3,165
Funds management	504	217
Insurance	371	161
Appraisal value uplift/(reduction)	201	(245)
Goodwill amortisation	(324)	(322)

	3,843	2,976

Prima Facie Income Tax at 30%
Banking	927	950
Funds management	151	65
Insurance	111	48
Appraisal value uplift/(reduction)	60	(73)
Goodwill amortisation	(97)	(97)

	1,152	893

Add (or Deduct) Permanent Differences Expressed on a Tax Effect Basis
Current period
Specific provisions for offshore bad and doubtful debts not tax effected	3	13
Taxation offsets (net of accruals)	(47)	(36)
Tax adjustment referable to policyholder income	142	(41)
Non-assessable income - life insurance surplus	(30)	(18)
Change in excess of net market value over net assets of life insurance controlled entities	(60)	73
Non-deductible goodwill amortisation	97	97
Tax losses recognised	—	(18)
Other items	17	(5)

	122	65

Prior periods
Other	(12)	—

Total income tax expense	1,262	958

Income Tax Attributable to Profit from Ordinary Activities
Banking	914	931
Funds management	79	57
Insurance	66	28

Corporate tax	1,059	1,016
Policyholder tax	203	(58)

Total income tax expense	1,262	958

Effective Tax Rate
Total - corporate	28.1%	28.2%
Banking - corporate	29.6%	29.4%
Funds management - corporate	22.3%	20.4%
Insurance - corporate	20.8%	17.8%

Tax Consolidation

     Legislation has been enacted to allow Australian resident entities to elect to consolidate and be treated as a single entity for Australian tax purposes. The Commonwealth Bank of Australia has elected to be taxed as a single entity with effect from 1 July 2002. The Bank has formally notified the Australian Taxation Office of its adoption of the tax consolidation regime. Members of the tax consolidation group have entered into a tax sharing arrangement which provides for the allocation of income tax liabilities between the entities should the head entity, Commonwealth Bank of Australia, default on its tax payment obligations.

     The Commonwealth Bank of Australia has also entered into a tax funding agreement with the members of the tax consolidation group. The tax funding agreement is effective from 1 July 2002. The agreement is aimed at achieving an allocation of the Bank’s income tax liability to subsidiaries within the tax consolidated group as if they were operating on a stand-alone basis. The subsidiaries party to the agreement will reimburse the Commonwealth Bank of Australia for an amount calculated as if they were taxed on a stand-alone basis. Similarly, the Commonwealth Bank of Australia will reimburse subsidiaries for losses when they are utilized to reduce the group tax payable.

     Calculations at 30 June 2004 have been based on legislation enacted to that date. Legislation in respect of leasing and leasing partnerships has not yet been finalised. Based on the enacted legislation, these calculations have resulted in a tax credit adjustment of $37 million to the consolidated tax expense for the year ended 30 June 2004. This tax benefit has been partially offset by non tax affected capital writedowns.

8. Loans Advances and other Receivables

	Full Year Ended
	30/06/04	30/06/03
	$M	$M
Australia
Overdrafts	2,423	2,452
Housing loans	104,883	87,592
Credit card outstanding	5,890	5,227
Lease financing	3,843	3,988
Bills discounted	3,454	2,303
Term loans	39,708	36,742
Redeemable preference share financing	37	—
Equity participation in leveraged leases	1,120	1,276
Other lending	420	604

Total Australia	161,778	140,184

Overseas
Overdrafts	2,481	2,005
Housing loans	16,967	12,611
Credit card outstanding	358	296
Lease financing	175	197
Term loans	10,314	7,444
Redeemable preference share financing	262	511
Other lending	60	13

Total overseas	30,617	23,077

Gross loans, advances and other receivables	192,395	163,261

Less:
Provisions for impairment
General provision	(1,393)	(1,325)
Specific provision against loans and advances	(143)	(205)
Unearned income
Term loans	(758)	(618)
Lease financing	(541)	(549)
Leveraged leases	(111)	(143)
Interest reserved	(23)	(26)
Unearned tax remissions on leveraged leases	(35)	(48)

	(3,004)	(2,914)

Net loans, advances and other receivables	189,391	160,347

9. Asset Quality

	Full Year Ended
	30/06/04	30/06/03
Balances of Impaired Assets	$M	$M
Total Impaired Assets
Gross non-accruals	363	665

Total gross impaired assets	363	665
Less Interest reserved	(23)	(26)

	340	639
Less Specific provisions for impairment	(143)	(205)

Total net impaired assets	197	434

Net Impaired Assets by Geographical Segment
Australia	194	357
Overseas	3	77

Total	197	434

9. Asset Quality (Cont’d)

	Full Year Ended
	30/06/04	30/06/03
Provisions for Impairment	$M	$M
General Provisions
Opening balance	1,325	1,356
Charge against profit and loss	276	305
Transfer to specific provisions	(202)	(350)
Bad debts recovered	79	74
Adjustments for exchange rate fluctuations and other items	2	(9)

	1,480	1,376
Bad debts written off	(87)	(51)

Closing balance	1,393	1,325

Specific Provisions
Opening balance	205	270

Transfer from general provision for:
New and increased provisioning	264	416
Less write-back of provisions no longer required	(62)	(66)

Net transfer	202	350

Adjustments for exchange rate fluctuations and other items	3	(11)

	410	609
Bad debts written off	(267)	(404)

Closing balance	143	205

Total provisions for impairment	1,536	1,530

Specific provisions for impairment comprise the following segments:
Provisions against loans and advances	143	205

Total	143	205

	%	%

Provision Ratios
Specific provisions for impairment as a % of gross impaired assets net of interest reserved	42.1	32.1
Total provisions for impairment as a % of gross impaired assets net of interest reserved	451.8	239.4
General provisions as a % of risk weighted assets	0.82	0.90
Impaired Asset Ratios
Gross impaired assets net of interest reserved as % of risk weighted assets	0.20	0.44
Net impaired assets as % of:
Risk weighted assets	0.12	0.30
Total shareholders’ equity	0.79	1.97

Accounting Policy

     Provisions for impairment are maintained at an amount adequate to cover anticipated credit related losses.

     Specific provisions are established where full recovery of principal is considered doubtful. Specific provisions are made against:

•	Individual facilities in the credit risk rated managed segment where exposure aggregates to $250,000 or more.

•	Each statistically managed portfolio to cover facilities that are not well secured and past due 180 days or more.

•	Credit risk rated managed segment for exposures aggregating to less than $250,000 and 90 days past due or more.

•	Emerging credit risks identified in specific segments in the credit risk rated managed portfolio.

     Provisions against segments are determined primarily by reference to historical ratios of write offs to balances in default.

     General provisions for bad and doubtful debts are maintained to cover non identified probable losses and latent risks inherent in the overall portfolio of advances and other credit transactions. The provisions are determined having regard to the general risk profile of the credit portfolio, historical loss experience, economic conditions and a range of other criteria.

     The amounts required to bring the provisions for impairment to their assessed levels are charged to profit. Provisions for impairment and movements therein are set out above.

Income Received and Forgone on Impaired Assets

     Interest is only taken to profit on non-accrual loans when received in cash. Interest entitlement on non-accrual loans that is not received represents income forgone.

9. ASSET QUALITY (CONT’D)

	Full Year Ended
	30/06/04	30/06/03
	$ M	$ M
Impaired Assets
Income received:
Current period	8	20
Prior period	6	10

Total income received	14	30

Interest income forgone	10	18

Movement in Impaired Asset Balances
Gross impaired assets at period beginning	665	943
New and increased	532	617
Balances written off	(278)	(456)
Returned to performing or repaid	(556)	(439)

Gross impaired assets at period end	363	665

	30/06/04	30/06/03
Loans Accruing but Past Due 90 Days or More	$M	$M
Housing loans	168	157
Other loans	78	91

	246	248

10. DEPOSITS AND OTHER PUBLIC BORROWINGS

	30/06/04	30/06/03
	$M	$M
Australia
Certificates of deposit	20,516	11,228
Term deposits	38,530	32,398
On demand and short term deposits	71,115	68,507
Deposits not bearing interest	5,407	5,001
Securities sold under agreements to repurchase and short sales	3,585	3,231

Total Australia	139,153	120,365

Overseas
Certificates of deposit	3,716	2,900
Term deposits	11,724	10,326
On demand and short term deposits	6,852	5,871
Deposits not bearing interest	1,174	921
Securities sold under agreements to repurchase and short sales	558	591

Total overseas	24,024	20,609

Total deposits and other public borrowings	163,177	140,974

11. FINANCIAL REPORTING BY SEGMENTS

     This note sets out segment reporting in accordance with statutory reporting requirements. Refer to the business analysis at the front of this report for detailed profit and loss accounts by segment.

     The general insurance business results have been aggregated with the previously reported life insurance segment results to comprise the Insurance segment results. Prior year results have been reclassified accordingly. General insurance business was previously included in the Banking segment. The income from the Bank’s financial planners was reallocated to the Funds Management segment. Prior year results have been reclassified accordingly.

	Full Year Ended
	30 June 2004
Primary Segment		Funds		Group
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M
Interest income	13,287	—	—	13,287
Premium and related revenue	—	—	1,012	1,012
Other income	3,720	3,142	840	7,702
Appraisal value uplift / (reduction)	—	(95)	296	201

Total revenue	17,007	3,047	2,148	22,202

Interest expense	7,877	—	—	7,877

Segment result before income tax, goodwill amortisation and appraisal value uplift / (reduction)	3,091	504	371	3,966
Income tax (expense)/credit	(914)	(228)	(120)	(1,262)

Segment result after income tax and before goodwill amortisation and appraisal value uplift /(reduction)	2,177	276	251	2,704
Outside equity interest	(1)	(8)	—	(9)

Segment result after income tax and outside equity interest before goodwill amortisation and appraisal value uplift / (reduction)	2,176	268	251	2,695
Goodwill amortisation	(302)	(17)	(5)	(324)
Appraisal value uplift / (reduction)	—	(95)	296	201

Net profit attributable to shareholders of the Bank	1,874	156	542	2,572

Non-Cash Expenses
Goodwill amortisation	302	17	5	324
Charge for bad and doubtful debts	276	—	—	276
Depreciation	110	8	9	127
Which new Bank initiatives	427	—	—	427
Other	38	3	—	41
Financial Position
Total assets	265,062	19,878	21,055	305,995
Acquisition of property, plant & equipment, intangibles and other non-current assets	518	6	9	533
Associate investments	194	1	44	239
Total liabilities	254,284	17,439	9,387	281,110

11. FINANCIAL REPORTING BY SEGMENTS (CONT’D)

	Full Year Ended
	30 June 2003
Primary Segment		Funds		Group
Business Segments	Banking	Management	Insurance	Total
Financial Performance	$M	$M	$M	$M
Interest income	11,528	—	—	11,528
Premium and related revenue	—	—	1,131	1,131
Other income	2,733	1,157	620	4,510

Total revenue	14,261	1,157	1,751	17,169

Interest expense	6,502	—	—	6,502

Segment result before income tax, goodwill amortisation and appraisal value uplift/ (reduction)	3,165	217	161	3,543
Income tax (expense)/credit	(931)	5	(32)	(958)

Segment result after income tax and before goodwill amortisation and appraisal value uplift / (reduction)	2,234	222	129	2,585
Outside equity interest	—	(6)	—	(6)

Segment result after income tax and outside equity interest before goodwill amortisation and appraisal value uplift/ (reduction)	2,234	216	129	2,579
Goodwill amortisation (1)	(300)	(18)	(4)	(322)
Appraisal value uplift/ (reduction)	—	(291)	46	(245)

Net profit attributable to shareholders of the Bank	1,934	(93)	171	2,012

Non-Cash Expenses
Goodwill amortisation	300	18	4	322
Charge for bad and doubtful debts	305	—	—	305
Depreciation	109	8	11	128
Appraisal value uplift/ (reduction )	—	(291)	46	(245)
Other	112	1	—	113
Financial Position
Total assets	229,289	19,622	16,199	265,110
Acquisition of property, plant & equipment and intangibles and other non-current assets	98	16	6	120
Associate investments	214	12	61	287
Total liabilities	216,939	17,044	8,975	242,958

(1)	Prior years have been restated to reflect the allocation of goodwill amortisation across businesses.

11. FINANCIAL REPORTING BY SEGMENTS (CONT’D)

Secondary Segment	Full Year Ended
Geographical Segment	30/06/04		30/06/03
Financial Performance	$M	%	$M	%
Revenue
Australia	17,746	80.0	14,008	81.6
New Zealand	2,671	12.0	2,025	11.8
Other Countries(1)	1,785	8.0	1,136	6.6

	22,202	100.0	17,169	100.0

Net Profit Attributable to Shareholders of the Bank
Australia	2,091	81.3	1,659	82.4
New Zealand	309	12.0	265	13.2
Other Countries(1)	172	6.7	88	4.4

	2,572	100.0	2,012	100.0

Assets
Australia	252,652	82.6	221,248	83.5
New Zealand	35,059	11.4	27,567	10.4
Other Countries(1)	18,284	6.0	16,295	6.1

	305,995	100.0	265,110	100.0

Acquisition of Property, Plant & Equipment and Intangibles and Other Non-current Assets
Australia	495	92.9	98	81.7
New Zealand	29	5.4	6	5.0
Other Countries(1)	9	1.7	16	13.3

	533	100.0	120	100.0

(1)	Other Countries were: United Kingdom, United States of America, Japan, Singapore, Hong Kong, Grand Cayman, the Philippines, Fiji, Indonesia, China and Vietnam.

     The geographical segment represents the location in which the transaction was booked. The New Zealand net profit for 2003 has been restated onto a consistent basis with 2004.

12. INTEGRATED RISK MANAGEMENT (EXCLUDES INSURANCE AND FUNDS MANAGEMENT)

     The major categories of risk actively managed by the Bank include credit risk, liquidity and funding risk, market risk and other operational risks. The 2003 Annual Report pages 30 to 32, Integrated Risk Management, detail the major risks managed by a diversified financial institution.

Credit Risk

     The Bank uses a portfolio approach for the management of its credit risk. A key element is a well diversified portfolio. The Bank is using various portfolio management tools to assist in diversifying the credit portfolio. The 8.6% exposure to ‘Property and Business Services’ in the table below includes 0.7% of commercial property exposure for which the risk has effectively been transferred to third party investors by way of a synthetic securitisation transaction.

     The commercial portfolio remains well rated and we experienced low actual bad debts during the year.

	30/06/04	31/12/03	30/06/03
Industry	%	%	%
Accommodation, Cafes and Restaurants	1.3	1.4	1.4
Agriculture, Forestry and Fishing	3.6	2.8	2.9
Communication Services	0.4	0.3	0.5
Construction	1.7	1.5	1.7
Cultural and Recreational Services	0.9	0.8	0.8
Electricity, Gas and Water Supply	1.4	1.5	1.6
Finance and Insurance	13.1	10.4	9.5
Government Administration and Defence	4.0	4.6	4.3
Health and Community Services	1.5	1.6	1.7
Manufacturing	3.8	4.1	4.6
Mining	0.7	0.8	1.0
Personal and Other Services	0.5	0.4	0.5
Property and Business Services	8.6	7.6	7.8
Retail Trade	2.1	2.3	2.1
Transport and Storage	2.4	2.5	2.6
Wholesale Trade	1.1	1.2	1.5
Consumer	52.9	56.2	55.5

	100.0	100.0	100.0

     The Bank is traditionally a large home loan provider in both Australia and New Zealand (see “Consumer” above), where historically losses have been less than 0.03% of the portfolio in most years.

	30/06/04	31/12/03	30/06/03
Region	%	%	%
Australia	86.2	86.8	86.5
New Zealand	9.9	9.9	9.9
Europe	2.0	1.5	1.5
Americas	1.2	1.1	1.3
Asia	0.6	0.6	0.7
Other	0.1	0.1	0.1

	100.0	100.0	100.0

     The Bank has the bulk of committed exposures concentrated in Australia and New Zealand.

	30/06/04	31/12/03	30/06/03
Commercial Portfolio Quality	%	%	%
AAA/AA	35	30	28
A	17	17	19
BBB	15	17	16
Other	33	36	37

	100	100	100

     As a percentage of commercial portfolio exposure (including finance and insurances) which has been individually risk rated, the Bank has 67% of commercial exposures at investment grade quality.

	30/06/04	31/12/03	30/06/03
Consumer Portfolio Quality	%	%	%
Housing loans accruing but past 90 days or more $ M	168	147	157
Housing loan balances ($m)(1)	121,850	112,228	100,203
Arrears rate (%)	0.14	0.13	0.16

(1) Housing loan balances are net of securitisation and include home equity and similar facilities.

12. INTEGRATED RISK MANAGEMENT (CONT’D)

Interest Rate Risk

     Interest rate risk in the balance sheet is discussed within Note 39 of the 2003 Annual Report

Next 12 months’ Earnings

     Over the year to 30 June 2004 the potential impact on net interest earnings of a 1% parallel rate shock and the expected change in price of assets and liabilities held for purposes other than trading is as follows:

	30/06/04	30/06/03
(expressed as a % of expected next 12 months’ earnings)%		%
Average monthly exposure	0.9	1.3
High month exposure	1.3	2.1
Low month exposure	0.5	0.4

Value at Risk (VaR)

     VaR within Financial Markets Trading is discussed in the 2003 Annual Report.

	Average VaR	Average VaR	Average VaR
	During	During	During
	June 2004	December 2003	June 2003
	Half Year	Half Year	Half Year
VaR Expressed based on 97.5% confidence	$M	$M	$M
Group
Interest rate risk	2.88	3.02	3.43
Exchange rate risk	1.09	1.24	1.31
Implied volatility risk	0.84	0.92	0.62
Equities risk	0.70	0.56	0.73
Commodities risk	0.37	0.33	0.32
Prepayment risk	0.58	0.36	0.38
ASB Bank	0.14	0.20	0.15
Diversification benefit	(2.49)	(2.51)	(2.32)

	4.11	4.12	4.62
Credit Spread(1)	4.92	—	—

Total	9.03	4.12	4.62

	Average VaR	Average VaR	Average VaR
	During	During	During
	June 2004	December 2003	June 2003
	Half Year	Half Year	Half Year
VaR Expressed based on 99.0% confidence	$M	$M	$M
Group
Interest rate risk	3.69	3.99	4.31
Exchange rate risk	1.28	1.50	1.64
Implied volatility risk	1.04	1.26	0.79
Equities risk	0.98	0.70	0.93
Commodities risk	0.45	0.40	0.41
Prepayment risk	0.58	0.36	0.38
ASB Bank	0.19	0.25	0.20
Diversification benefit	(3.21)	(3.26)	(3.02)

	5.00	5.20	5.64
Credit Spread(1)	5.84	—	—

Total	10.84	5.20	5.64

(1)	In the half year ending 30 June 2004 a new risk type covering credit spreads was added to the VaR model. Previously that risk has been captured by way of a “Specific Risk” capital allocation charge. The change reflects growth in this particular market segment and the increasing availability of data for credit spreads on which to model.

13. CAPITAL ADEQUACY

	30/06/04	30/06/03
Risk Weighted Capital Ratios	%	%
Tier One	7.43	6.96
Tier Two	3.93	4.21
Less deductions	(1.11)	(1.44)

Total	10.25	9.73

Adjusted Common Equity(1)	4.75

	30/06/04	30/06/03
	$M	$M
Tier One capital
Shareholders’ equity	24,885	22,152
Eligible loan capital	338	351
Estimated reinvestment under Dividend Reinvestment Plan(2)	250	—
Foreign currency translation reserve related to non-consolidated subsidiaries	179	147
Deduct:
Asset revaluation reserve	(61)	(7)
Goodwill	(4,705)	(5,029)
Expected dividend	(1,315)	(1,066)
Intangible component of investment in non-consolidated subsidiaries(3)	(4,674)	(4,388)
Outside equity interest in entities controlled by non-consolidated subsidiaries	(114)	(123)
Outside equity interest in insurance statutory funds and other funds	(2,176)	(1,824)
Other	(19)	—

Total Tier One capital	12,588	10,213

Tier Two capital
Asset revaluation reserve	61	7
General provision for bad and doubtful debts(4)	1,390	1,321
FITB related to general provision	(398)	(391)
Upper Tier Two note and bond issues	267	250
Lower Tier Two note and bond issues(5),(6)	5,338	4,990

Total Tier Two capital	6,658	6,177

Total Capital	19,246	16,390
Deduct:
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)(3)	(1,886)	(2,072)
Other	(5)	(42)

Capital base	17,355	14,276

30/06/04
Adjusted Common Equity(1)	$M
Tier One capital	12,588
Deduct:
Eligible loan capital	(338)
Preference share capital	(687)
Other equity instruments	(1,573)
Outside equity interest (net of outside equity interest component deducted from Tier One capital)	(190)
Investment in non-consolidated subsidiaries (net of intangible component deducted from Tier One capital)(3)	(1,886)
Other deductions	(5)
Other	139

Total Adjusted Common Equity	8,048

(1)	Adjusted Common Equity (ACE) is one measure considered by Standard & Poor’s in evaluating the Bank’s credit rating. The ACE ratio has been calculated in accordance with the Standard & Poor’s methodology. As the Bank did not disclose this ratio for the previous year, no comparatives are published.

(2)	Based on reinvestment experience related to the Bank’s Dividend Reinvestment Plan.

(3)	See page 55 for a reconciliation of the components of the carrying value of the life insurance and funds management business to the value of investments in non-consolidated subsidiaries.

(4)	Excludes general provision for bad and doubtful debts in non-consolidated subsidiaries.

(5)	APRA requires these lower Tier Two note and bond issues to be included as if they were un-hedged.

(6)	For regulatory capital purposes, lower Tier Two note and bond issues are amortised by 20% of the original amount during each of the last five years to maturity.

13. CAPITAL ADEQUACY (CONT’D)

		Face Value	Risk	Risk Weighted	Balance
	30/06/04	30/06/03	Weights	30/06/04	30/06/03
Risk-Weighted Assets	$M	$M	%	$M	$M
On balance sheet assets
Cash, claims on Reserve Bank, short term claims on Australian Commonwealth and State Government and Territories, and other zero-weighted assets	27,554	23,832	0%	—	—
Claims on OECD banks and local governments	15,020	12,427	20%	3,004	2,485
Advances secured by residential property	125,026	103,987	50%	62,513	51,993
All other assets	83,256	74,472	100%	83,256	74,472

Total on balance sheet assets – credit risk	250,856	214,718		148,773	128,950
Total off balance sheet exposures – credit risk (1)				18,141	16,533
Risk weighted assets – market risk				2,407	1,325

Total risk weighted assets				169,321	146,808

(1) Off balance sheet exposures secured by the residential property account for $6.2 billion of off balance sheet credit equivalent assets ($3.1 billion of off balance sheet risk weighted assets).

Active Capital Management

     The Bank maintains a strong capital position. The Tier One Capital Ratio increased from 6.96% to 7.43% and the Total Capital Ratio increased from 9.73% to 10.25% during the year to 30 June 2004. The Bank’s credit ratings remained unchanged.

     During the year, the Bank achieved strong growth in Risk Weighted Assets from $147 billion to $169 billion. The following significant initiatives were undertaken to actively manage the Bank’s capital:

Tier One Capital

•	Issue of US$550 million (A$832 million) of trust preferred securities in August 2003;

•	Issue of $750 million of Perpetual Exchangeable Resettable Listed Securities (PERLS II) in January 2004;

•	Issue of $201 million of shares in October 2003 to satisfy the Dividend Reinvestment Plan ( DRP) in respect to the final dividend for 2002/03;

•	Issue of $188 million of shares in March 2004 to satisfy the DRP in respect to the interim dividend for 2003/04;

•	In accordance with APRA guidelines, the estimated issue of $250 million of shares to satisfy the DRP in respect of the final dividend for 2003/04;

•	The issue of $467 million of shares pursuant to a Share Purchase Plan (SPP); and

•	An off-market share buy-back of $532 million in March 2004 which reduced Tier 1 Capital.

Further details of these transactions are provided in Appendix 14.

Tier Two Capital

•	Issue of $500 million subordinated medium term notes settled in February 2004. The notes mature in 2014 and are callable in 2009. The notes qualify as lower Tier Two capital.

•	Issue of JPY10 billion (A$127 million) subordinated medium term notes settled in May 2004. The notes mature in May 2034 and are callable in May 2010. The notes qualify as lower Tier Two capital.

•	Issue of US$250 million (A$358 million) subordinated medium term notes settled in June 2004. The notes mature in August 2014 and are callable in August 2009. The notes qualify as lower Tier Two capital.

Deductions from Total Capital

     The following movements in deductions have occurred during the year:

•	Sale of investment in Bank of Queensland; and

•	Dividend of $194 million paid to the Bank from the life insurance and funds management businesses in excess of the dividend paid in respect of the after-tax profits of these businesses.

     As required by APRA, the investment in life insurance and funds management is deducted from regulatory capital to arrive at the Bank’s Capital Ratios. The Bank’s life and funds management companies held an estimated $710 million excess over regulatory capital requirements at 30 June 2004 in aggregate.

     In July 2004, the Bank issued US$250 million (A$357 million) subordinated medium term notes. The notes mature in 2014 and are callable in 2009. The notes qualify as lower Tier Two capital.

14. SHARE CAPITAL

	Full Year Ended 30/06/04
	Shares Issued	$M
Ordinary Share Capital
Opening balance 1 July 2003	1,253,581,363	12,678
Exercise of executive options	1,812,600	38
DRP 2002/2003 final dividend fully paid shares at $28.03	7,165,289	201
DRP 2003/2004 interim dividend fully paid shares at $31.61	5,916,319	188
Share buyback	(19,360,759)	(213)
Share purchase plan shares issued at $31.36	14,891,250	467

Closing balance 30 June 2004	1,264,006,062	13,359

Preference Share Capital (PERLS)
Opening balance 1 July 2003	3,500,000	687

Closing balance 30 June 2004	3,500,000	687

Other Equity Instruments
Issues during the year (net of issue costs)	4,300,000	1,573

Closing balance 30 June 2004	4,300,000	1,573

Retained Profits
Opening balance 1 July 2003		2,809
Net profit for the year		2,572
Payment of final dividend		(1,066)
Payment of interim dividend		(996)
Share buyback (19,360,759 shares @ $16.50)		(319)
Appropriations to reserves (net)		(59)
Payment of other dividends		(101)

Closing balance 30 June 2004		2,840

Reserves
Opening balance 1 July 2003		3,850
Appropriation from retained profits (net)		59
Movement in foreign currency translation reserve(1)		(8)
Movement in asset revaluation reserve		54
Movement in capital reserve		(9)

Closing balance 30 June 2004		3,946

Outside Equity Interests: Controlled Entities
Opening balance 1 July 2003		304

Closing balance 30 June 2004		304

(1)	The movement in the foreign exchange translation reserve adjustment relates primarily to the revaluation of subsidiaries in Hong Kong, United Kingdom and United States of America as a result of foreign exchange rate movements.

Issue of Other Equity Instruments

Trust Preferred Securities

     On 6 August 2003 a wholly owned entity of the Bank issued US$550 million (A$832 million) of perpetual non call 12 year trust preferred securities into the US Capital Markets. These securities offer a non-cumulative fixed rate distribution of 5.805% per annum payable semi-annually. The securities qualify as Tier One capital of the Bank.

PERLS II

     On 6 January 2004 a wholly owned entity of the Bank (Commonwealth Managed Investments Limited as Responsible Entity of the PERLS II Trust) issued $750 million of Perpetual Exchangeable Resettable Listed Securities (PERLS II). These securities are units in a registered managed investments scheme, perpetual in nature, offering a non-cumulative floating rate distribution payable quarterly. The securities qualify as Tier One capital of the Bank.

Share Buy Back

     On 29 March 2004 the Bank announced the successful completion of its off-market share buy-back. A total of 19,360,759 shares were bought back at $27.50 per share, for a total cost of $532.4 million. An amount of $11 per share of the consideration for each share bought back was charged to paid up capital (total $213.0 million). The balance of $16.50 per share was deemed to be a fully franked dividend for tax purposes and charged to retained profits (total $319.4 million).

     In accordance with the ATO Class Ruling CR2004/65, the “market value” of the shares bought back for tax purposes is $30.42 (“Tax Value”). For capital gains tax purposes an Australian resident individual or complying superannuation entity shareholder participating in the buy-back will be deemed to have disposed of each share bought back for deemed capital proceeds of $11.00 plus the amount by which the Tax Value exceeds the buy-back price. The Tax Value exceeds the buy-back price by $2.92 ($30.42 - $27.50). Accordingly, for capital gains tax purposes, the deemed disposal price for each share sold into the buy -back is $13.92 ($11.00 + $2.92).

14. SHARE CAPITAL (CONT’D)

Share Purchase Plan

     The Bank introduced a Share Purchase Plan (SPP) during the year. On 25 June 2004 a total of 14,891,250 shares were issued at $31.36 per share, for a total of $467 million, in respect of the SPP.

Dividend Franking Account

     After fully franking the final dividend to be paid for the year ending 30 June 2004 the amount of credits available, as at 30 June 2004 to frank dividends for subsequent financial years is $ 75 million (2003: $417 million) . This figure is based on the combined franking accounts of the Bank at 30 June 2004, which have been adjusted for franking credits that will arise from the payment of income tax payable on profits for the year ended 30 June 2004, franking debits that will aris e from the payment of dividends proposed for the year and franking credits that the Bank may be prevented from distributing in subsequent financial periods. The Bank expects the future tax payments will generate sufficient franking credits for the Bank to be able to fully frank future dividend payments. Dividend payments on or after 1 July 2004 will be franked at the 30% tax rate. These calculations have been based on the taxation law as at 30 June 2004.

Dividends

     The Directors have declared a fully franked (at 30%) final dividend of 104 cents per share amounting to $1,315 million. The dividend will be payable on 24 September 2004 to shareholders on the register at 5pm on 20 August 2004.

     Dividends per share are based on net profit after tax (“cash basis”) per share, having regard to a range of factors including:

•	Current and expected rates of business growth and the mix of business;

•	Capital needs to support economic, regulatory and credit ratings requirements;

•	The rate of return on assets; and

•	Investments and/or divestments to support business development.

     Dividends paid since the end of the previous financial year:

•	As declared in last year’s Annual Report, a fully franked final dividend of 85 cents per share amounting to $1,066 million was paid on 8 October 2003. The payment comprised cash disbursements of $865 million with $201 million being reinvested by participants through the Dividend Reinvestment Plan; and

•	In respect of the current year, a fully franked interim dividend of 79 cents per share amounting to $996 million was paid on 30 March 2004. The payment comprised cash disbursements of $808 million with $188 million being reinvested by participants through the Dividend Reinvestment Plan.

•	Additionally, quarterly dividends totalling $37 million for the year were paid on the PERLS preference shares, $15 million on the PERLS II (for distributions in March 2004 and June 2004), $40 million on the Trust Preferred Securities, and; $9 million on the ASB Capital preference shares.

Dividend Reinvestment Plan

     The Bank expects to issue around $250 million of shares in respect of the DRP for the final dividend for 2003/04.

     The Dividend Reinvestment Plan continues to be capped at 10,000 shares per shareholder.

Record Date

     The register closes for determination of dividend entitlement and for participation in the DRP at 5:00pm on 20 August 2004 at ASX Perpetual Registrars Limited, Locked Bag A14, Sydney South, 1235.

Ex Dividend Date

     The ex-dividend date is 16 August 2004.

15. Life Company Valuations and Policy Liabilities

Carrying Values of Insurance and Funds Management Businesses

     The following table sets out the components of the carrying values of the Bank’s life insurance and funds management businesses, together with the key actuarial assumptions that have been used. These are Directors’ valuations based on appraisal values using a range of economic and business assumptions determined by management which were reviewed by independent actuaries Trowbridge Deloitte.

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Analysis of Movement since 30 June 2003	$M	$M	$M	$M	$M
Profits	268	180	54	17	519
Net capital movements(2)	(27)	108	(29)	—	52
Dividends paid	(470)	(421)	(9)	—	(900)
Foreign exchange movements	(10)	—	19	(25)	(16)

Change in shareholders net tangible assets	(239)	(133)	35	(8)	(345)
Net appraisal value uplift/(reduction)	(95)	206	94	(4)	201

Increase/(Decrease) to 30 June 2004	(334)	73	129	(12)	(144)

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Shareholders’ Net Tangible Assets	$M	$M	$M	$M	$M
30 June 2003 balance	754	1,264	380	608	3,006
Profits	268	180	54	17	519
Net capital movements(2)	(27)	108	(29)	—	52
Dividends paid	(470)	(421)	(9)	—	(900)
Foreign exchange movements	(10)	—	19	(25)	(16)

30 June 2004 balance	515	1,131	415	600	2,661

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Value in Force Business	$M	$M	$M	$M	$M
30 June 2003 balance	1,123	245	191	4	1,563
Uplift/(reduction)	727	50	95	(4)	868

30 June 2004 balance	1,850	295	286	—	2,431

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Value Future New Business	$M	$M	$M	$M	$M
30 June 2003 balance	3,596	79	278	24	3,977
Uplift/(reduction)	(822)	156	(1)	—	(667)

30 June 2004 balance	2,774	235	277	24	3,310

		Life Insurance
	Funds
	Management	Australia	New Zealand	Asia(1)	Total
Carrying Value at 30 June 2004	$M	$M	$M	$M	$M
Shareholders’ net tangible assets	515	1,131	415	600	2,661
Value in force business	1,850	295	286	—	2,431

Embedded value	2,365	1,426	701	600	5,092
Value future new business	2,774	235	277	24	3,310

Carrying value	5,139	1,661	978	624	8,402

(1)	The Asian life insurance businesses are not held in a market value environment and are carried at net assets plus any excess representing the difference between appraisal value and net assets at the time of acquisition. This excess which effectively represents goodwill is being amortised on a straight line basis over 20 years, subject to impairment.

(2)	Includes capital injections, transfers and movements in intergroup loans.

15. Life Company Valuations and Policy Liabilities (Cont’d)

     The following table reconciles the carrying values of the life insurance and funds management businesses to the value of investments in non-consolidated subsidiaries as shown in the capital adequacy calculation in appendix 13.

Reconciliation of the Components of the Carrying Value to the Value of	30/06/04	30/06/03
Investments in Non-Consolidated Subsidiaries	$ M	$M
Intangible component of investment in non-consolidated subsidiaries deducted from Tier One capital comprises:
Value future new business	3,310	3,977
Value of self-generated in force business	1,279	411
Other (1)	85	—

	4,674	4,388

Investment in non-consolidated subsidiaries deducted from total capital comprises:
Shareholders’ net tangible assets in life and funds management businesses	2,661	3,006
Capital in other non-consolidated subsidiaries	351	286
Value of acquired in force business	1,152	1,152
Less non-recourse debt	(2,278)	(2,372)

	1,886	2,072

(1)	Relates to revised APRA Prudential Standards effective 1 July 2003

Key Assumptions Used in Appraisal Values

     The following key assumptions have been used in determining the appraisal values. Other actuarial assumptions used in the valuation were described in the section Actuarial Methods and Assumptions.

	30 June 2004
		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
	Multiplier	%	%
Life insurance entities
Australia	8	10.9	70
New Zealand	9	10.3	—
Asia
- Hong Kong	8	12.0	—
- Other	Various	Various	—
Funds management entities
Australia	n/a	12.5	70

	30 June 2003
		Risk	Value of
	New	Discount	Franking
	Business	Rate	Credits
	Multiplier	%	%
Life insurance entities
Australia	8	10.8	70
New Zealand	8	10.9	—
Asia
- Hong Kong	8	11.5	—
- Other	various	various	—
Funds management entities
Australia	n/a	11.9	70

     The movement in the risk discount rate is based on the change in the underlying risk free rate using a capital asset pricing model framework. This framework utilises the local 10-year government bond yield as the proxy for the risk free rate.

     The movement in risk discount rates have been accompanied by broadly equivalent movements in assumed future investment returns on the Australian funds management business.

     The assumptions for future new business are set after considering current levels of new business and the expected growth in business. A review of current experience has resulted in a reduction in the future sales assumption for Australian funds management.

15. Life Company Valuations and Policy Liabilities (Cont’d)

Policy Liabilities

     Appropriately qualified actuaries have been appointed in respect of each life insurance business and they have reviewed and satisfied themselves as to the accuracy of the policy liabilities included in this financial report, including compliance with the regulations of the Life Insurance Act (Life Act) 1995 where appropriate. Details will be set out in the various statutory returns of these life insurance businesses.

	30/06/04	30/06/03
Components of Policy Liabilities	$M	$M
Future policy benefits (1)	27,779	27,426
Future bonuses	1,346	1,188
Future expenses	1,762	1,637
Future profit margins	1,472	1,420
Future charges for acquisition expenses	(527)	(916)
Balance of future premiums	(7,266)	(6,956)
Provisions for bonuses not allocated to participating policyholders	72	62

Total policy liabilities	24,638	23,861

(1)	Including bonuses credited to policyholders in prior years.

Taxation

     Taxation has been allowed for in the determination of policy liabilities in accordance with the relevant legislation applicable in each territory.

Actuarial Methods and Assumptions

     Policy liabilities have been calculated in accordance with the Margin on Services (MoS) methodology as set out in Actuarial Standard 1.03 – Valuation Standard (‘AS1.03’) issued by the Insurance Actuarial Standards Board (‘LIASB’). The principal methods and profit carriers used for particular product groups were as follows:

Product Type	Method	Profit Carrier
Individual
Conventional	Projection	Bonuses or expected claim payments
Investment account	Projection	Bonuses or funds under management
Investment linked	Accumulation	Not applicable
Lump sum risk	Projection	Premiums/claims
Income stream risk	Projection	Expected claim payments
Immediate annuities	Projection	Annuity payments

Group
Investment account	Projection	Bonuses or funds under management
Investment linked	Accumulation	Not applicable
Lump sum risk	Accumulation	Not applicable
Income stream risk	Projection	Expected claim payments

     The ‘Projection Method’ measures the present values of estimated future policy cash flows to calculate policy liabilities. The policy cash flows incorporate investment income, premiums, expenses, redemptions and benefit payments.

     The ‘Accumulation Method’ for investment linked measures the accumulation of amounts invested by policyholders plus investment earnings less fees specified in the policy to calculate policy liabilities. Deferred acquisition costs were offset against this liability.

     Bonuses were amounts added, at the discretion of the life insurer, to the benefits currently payable under Participating Business. Under the Life Act, bonuses are a distribution to policyholders of profits and may take a number of forms including reversionary bonuses, interest credits and capital growth bonuses (payable on the termination of the policy).

Actuarial assumptions

     Set out on the next page is a summary of the material assumptions used in the calculation of policy liabilities. These assumptions were also used in the determination of the appraisal values.

Discount rates

     These were the rates used to discount future cash flows to determine their net present value in the policy liabilities. The discount rates were determined with reference to the expected earnings rate of the assets that support the policy liabilities adjusted for taxation where relevant. The following table shows the applicable rates for the major classes of business in Australia and New Zealand. The changes relate to changes in long term earnings rates and asset mix.

15. Life Company Valuations and Policy Liabilities (Cont’d)

	June 2004	June 2003
Class of Business	Rate Range %	Rate Range %
Traditional – ordinary business (after tax)	6.11 – 6.86	5.44 – 6.19
Traditional – superannuation business (after tax)	7.46 – 8.40	6.65 – 7.58
Annuity business (after tax)	6.17 – 6.98	5.46 – 6.67
Term insurance – ordinary business (after tax)	3.45 – 4.15	3.16 – 3.85
Term insurance – superannuation business (after tax)	3.45 – 4.15	3.16 – 3.85
Disability business (before tax)	5.93	5.50
Investment linked – ordinary business (after tax)	5.61 – 6.04	4.88 – 5.68
Investment linked – superannuation business (after tax)	7.37 – 7.42	6.33 – 6.84
Investment linked – exempt (after tax)	8.41 – 8.80	7.20 – 8.27
Investment account – ordinary business (after tax)	4.32	3.67
Investment account – superannuation business (after tax)	5.25	4.46
Investment account – exempt (after tax)	6.13	5.21

Bonuses

     The valuation assumes that the long-term supportable bonuses will be paid, which is in line with company bonus philosophy. There have been no significant changes to these assumptions.

Maintenance expenses

     The maintenance expenses are based on an internal analysis of experience and are assumed to increase in line with inflation each year and to be sufficient to cover the cost of servicing the business in the coming year after adjusting for one off expenses. For Participating Business, expenses continue on the previous charging basis with adjustments for actual experience and are assumed to increase in line with inflation each year.

Investment management expenses

     Investment management expense assumptions were based on the contractual fees (inclusive of an allowance for inflation) as set out in Fund Manager agreements. There have been no significant changes to these assumptions.

Inflation

     The inflation assumption is consistent with the investment earning assumptions.

Benefit indexation

     The indexation rates were based on an analysis of past experience and estimated long term inflation and vary by business and product type. There have been no significant changes to these assumptions.

Taxation

     The taxation basis and rates assumed vary by territory and product type.

Voluntary discontinuance

     Discontinuance rates were based on recent company and industry experience and vary by territory, product, age and duration in force. The experience has generally been favourable resulting in reductions in discontinuance rates for some product lines.

Surrender values

     Current surrender value bases were assumed to apply in the future. There have been no significant changes to these assumptions.

Unit price growth

     Unit prices were assumed to grow in line with assumed investment earnings assumptions, net of asset charges as per current company practice. There have been no significant changes to these assumptions.

Mortality and morbidity

     Rates vary by sex, age, product type and smoker status. Rates were based on standard mortality tables applicable to each territory e.g. IA90-92 in Australia for risk, IM/IF80 for annuities, adjusted for recent company and industry experience where appropriate.

Solvency

Australian life insurers

     Australian life insurers are required to hold prudential reserves in excess of the amount of policy liabilities. These reserves are required to support capital adequacy requirements and provide protection against adverse experience. Actuarial Standard AS2.03 ‘Solvency Standard’ (‘AS2.03’) prescribes a minimum capital requirement and the minimum level of assets required to be held in each insurance fund. All controlled Australian insurance entities complied with the solvency requirements of AS2.03. Further information is available from the individual statutory returns of subsidiary life insurers.

Overseas life insurers

     Overseas insurance subsidiaries were required to hold reserves in excess of policy liabilities in accordance with local Acts and prudential rules. Each of the overseas subsidiaries complied with local requirements. Further information is available from the individual statutory returns of subsidiary life insurers.

Managed assets & fiduciary activities

     Arrangements were in place to ensure that asset management and other fiduciary activities of controlled entities were independent of the insurance funds and other activities of the Bank.

Disaggregated information

     Life Insurance business is conducted through a number of life insurance entities in Australia and overseas. Under the Australian Life Insurance Act 1995, life insurance business is conducted within one or more separate statutory funds that were distinguished from each other and from the shareholders’ funds. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which will be lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various insurance statutory funds and their shareholder funds.

16. Intangible Assets

	30/06/04	30/06/03
	$M	$M
Purchased goodwill - Colonial	5,591	5,591
Purchased goodwill - other	1,155	1,155
Accumulated amortisation	(2,041)	(1,717)

Total intangible assets	4,705	5,029

17. Amortisation Schedule

	Full Year Ended
	30/06/04	30/06/03
	$M	$M
Goodwill
Opening balance	5,029	5,391
Purchased goodwill	—	30
Amortisation for the year	(324)	(322)
Transfer of funds from Colonial Foundation Trust	—	(71)
Other adjustments	—	1

Closing balance	4,705	5,029

18. Performance Summaries

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/04	30/06/04	31/12/03	30/06/03	30/06/03	31/12/02
	$M	$M	$M	$M	$M	$M
Profit from ordinary activities after income tax (“statutory basis”)	2,572	1,329	1,243	2,012	1,390	622

Profit from ordinary activities after income tax (“cash basis”)	2,695	1,455	1,240	2,579	1,371	1,208

Income
Interest income	13,287	7,046	6,241	11,528	5,860	5,668
Interest expense	7,877	4,307	3,570	6,502	3,288	3,214

Net interest income	5,410	2,739	2,671	5,026	2,572	2,454
Other banking operating income	2,846	1,471	1,375	2,627	1,356	1,271

Total banking income	8,256	4,210	4,046	7,653	3,928	3,725

Funds management income	1,158	576	582	1,115	540	575
Life insurance income	678	356	322	598	318	280

Total Operating Income	10,092	5,142	4,950	9,366	4,786	4,580
Shareholder investment returns	196	55	141	91	96	(5)
Policyholder tax benefit/(expense)	203	83	120	(58)	32	(90)

Total Income	10,491	5,280	5,211	9,399	4,914	4,485

Expenses
Operating expenses - comparable business	5,500	2,791	2,709	5,312	2,685	2,627
Initiatives including Which new Bank	749	255	494	239	156	83

Total expenses	6,249	3,046	3,203	5,551	2,841	2,710

Charge for bad and doubtful debts	276	126	150	305	154	151
Profit from ordinary activities before goodwill amortisation, appraisal value uplift/ (reduction) and income tax	3,966	2,108	1,858	3,543	1,919	1,624
Income tax expense	1,262	648	614	958	545	413

Profit from ordinary activities after income tax	2,704	1,460	1,244	2,585	1,374	1,211
Outside equity interests	(9)	(5)	(4)	(6)	(3)	(3)

Profit from ordinary activities after income tax and before goodwill amortisation and appraisal value uplift / (reduction)	2,695	1,455	1,240	2,579	1,371	1,208
Appraisal value uplift/ (reduction)	201	36	165	(245)	181	(426)
Goodwill amortisation	(324)	(162)	(162)	(322)	(162)	(160)

Net profit after income tax attributable to shareholders of the Bank	2,572	1,329	1,243	2,012	1,390	622

Contributions to profit (after income tax)
Banking	2,675	1,381	1,294	2,376	1,240	1,136
Funds management	274	148	126	233	108	125
Life insurance	129	62	67	65	52	13

Profit from ordinary activities after income tax (“underlying basis”)	3,078	1,591	1,487	2,674	1,400	1,274
Shareholder Investment Returns (after tax)	152	53	99	73	81	(8)
Initiatives including Which new Bank (after tax)	(535)	(189)	(346)	(168)	(110)	(58)

Profit after income tax from ordinary activities (“cash basis”)	2,695	1,455	1,240	2,579	1,371	1,208
Goodwill amortisation	(324)	(162)	(162)	(322)	(162)	(160)
Appraisal value uplift/ (reduction)	201	36	165	(245)	181	(426)

Net profit after income tax attributable to shareholders of the Bank	2,572	1,329	1,243	2,012	1,390	622

18. Performance Summaries (Cont’d)

Banking

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/04	30/06/04	31/12/03	30/06/03	30/06/03	31/12/02
Profit Summary	$M	$M	$M	$M	$M	$M
Interest income	13,287	7,046	6,241	11,528	5,860	5,668
Interest expense	7,877	4,307	3,570	6,502	3,288	3,214

Net interest income	5,410	2,739	2,671	5,026	2,572	2,454
Other operating income	2,846	1,471	1,375	2,627	1,356	1,271

Total Operating Income	8,256	4,210	4,046	7,653	3,928	3,725

Expenses
Operating expenses - comparable business	4,191	2,140	2,051	3,982	2,037	1,945
Initiatives including Which new Bank	698	235	463	201	118	83
Charge for bad and doubtful debts	276	126	150	305	154	151

Net profit before income tax	3,091	1,709	1,382	3,165	1,619	1,546
Income tax expense	914	502	412	931	463	468

Net profit after income tax	2,177	1,207	970	2,234	1,156	1,078
Outside equity interests	1	1	—	—	—	—

Net profit after income tax (“cash basis”)	2,176	1,206	970	2,234	1,156	1,078

Net profit after income tax (“underlying basis”)	2,675	1,381	1,294	2,376	1,240	1,136

Net Interest Income

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/04	30/06/04	31/12/03	30/06/03	30/06/03	31/12/02
Profit Summary	$M	$M	$M	$M	$M	$M
Interest Income
Loans	11,675	6,179	5,496	10,126	5,154	4,972
Other financial institutions	182	85	97	191	86	105
Liquid assets	198	106	92	150	73	77
Trading securities	600	331	269	454	238	216
Investment securities	607	337	270	566	291	275
Dividends on redeemable preference shares	25	8	17	41	18	23

Total interest income	13,287	7,046	6,241	11,528	5,860	5,668

Interest Expense
Deposits	5,949	3,279	2,670	4,732	2,360	2,372
Other Financial institutions	160	84	76	198	92	106
Debt issues	1,506	806	700	1,352	727	625
Loan capital	262	138	124	220	109	111

Total interest expense	7,877	4,307	3,570	6,502	3,288	3,214

Net interest income	5,410	2,739	2,671	5,026	2,572	2,454

Other Banking Income

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/04	30/06/04	31/12/03	30/06/03	30/06/03	31/12/02
Profit Summary	$M	$M	$M	$M	$M	$M
Lending fees	724	382	342	652	338	314
Commission and other fees	1,503	732	771	1,394	703	691
Trading income	499	230	269	502	276	226
Dividends	6	3	3	4	1	3
Net gain on investment and loans	80	80	—	(9)	3	(12)
Net (loss)/profit on sale of property, plant and equipment	(11)	(8)	(3)	22	16	6
Other	45	52	(7)	62	19	43

Total other banking income	2,846	1,471	1,375	2,627	1,356	1,271

18. Performance Summaries (Cont’d)

Funds Management

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/04	30/06/04	31/12/03	30/06/03	30/06/03	31/12/02
Profit Summary	$M	$M	$M	$M	$M	$M
Funds Management Profit after tax
Total operating income	1,172	583	589	1,128	548	580
Shareholder investment returns	26	12	14	13	8	5
Policyholder tax expense/ (benefit)	149	67	82	(62)	4	(66)
Operating expenses - comparable business	806	390	416	824	406	418
Initiatives including Which new Bank	37	10	27	38	38	—

Profit before income tax	504	262	242	217	116	101
Income tax expense/ (credit) attributable to:
Policyholder	149	67	82	(62)	4	(66)
Corporate	79	40	39	57	22	35
Outside equity interests	8	4	4	6	3	3

Net profit after income tax (“cash basis”)	268	151	117	216	87	129

Net profit after income tax (“underlying basis”)	274	148	126	233	108	125

Insurance

	Full Year	Half Year	Half Year	Full Year	Half Year	Half Year
	30/06/04	30/06/04	31/12/03	30/06/03	30/06/03	31/12/02
Profit Summary	$M	$M	$M	$M	$M	$M
Total operating income	678	356	322	598	318	280
Shareholder investment returns	170	43	127	78	88	(10)
Policyholder tax	54	16	38	4	28	(24)
Operating expenses - comparable business	517	264	253	519	250	269
Initiatives including Which new Bank	14	14	—	—	—	—

Profit before income tax	371	137	234	161	184	(23)
Income tax expense/ (credit) attributable to:
Policyholder	54	16	38	4	28	(24)
Corporate	66	23	43	28	28	—

Net profit after income tax (“cash basis”)	251	98	153	129	128	1

Net profit after income tax (“underlying basis”)	129	62	67	65	52	13

19. Review of Non-Audit Services

     The US Securities and Exchange Commission (“SEC”) has requested that the Bank produce documents and information relating to all services provided by the Bank’s external auditors, Ernst & Young, since 1 July 2000, in the context of the US auditor independence rules. The Bank understands that the SEC has made similar requests to certain other Australian companies registered with the SEC and accounting firms.

     The Bank is producing the documents and information requested.

     Although the Bank cannot predict the nature of any future action if the SEC determines that any services provided by Ernst & Young did not comply with the SEC’s rules and while the SEC could seek sanctions of a type or in amounts not currently known, based on information currently available to the Bank, it does not believe the outcome of the SEC’s ongoing inquiry will have a material adverse financial effect on the Commonwealth Bank Group.

20. International Financial Reporting Standards

Transition Management

     The Bank is well progressed in the process of ensuring that it will comply with the Australian equivalent of International Financial Reporting Standards (IFRS) by June 2005. This is in line with the conversion timetable as set out by the Financial Reporting Council of Australia.

     The Bank completed its review of the IFRS and their impact during the planning stage of the project. Conversion issues were then identified and methodologies designed to resolve these issues.

     The Bank is now progressing to the implementation of these changes and will complete this process prior to 30 June 2005.

     The Bank has not finalised the financial impact of the change to IFRS. A more comprehensive discussion of the changes to disclosures will be contained in Note 1(pp) of the 2004 Annual Report.

Key Accounting Issues

     The following key areas of difference between current accounting practice and the treatment under IFRS have been identified:

Hedge Accounting

     Under IFRS all derivative financial instruments, including those used for balance sheet hedging purposes, are to be recognised on-balance sheet and measured at fair value. Hedge accounting can be applied, subject to certain rules, for fair value hedges, cash flow hedges, and hedges of investments in foreign operations. The Bank has formulated a strategy based on the use of both cash flow and fair value hedging. Cash flow hedges are expected to be the predominant form of hedging applied by the Bank.

     It is expected that these new rules around accounting for hedge instruments will introduce significant volatility within equity reserves, and the potential for some minor volatility within the statement of financial performance.

Employee Benefits

     With the introduction of IFRS, the net surpluses or deficits that arise within defined benefit superannuation plans must be recognised in the statement of financial position. The annual movements in those surpluses or deficits must be recorded in the statement of financial performance.

     The Bank currently sponsors two defined benefit plans. Actuarial valuations of these plans are carried out periodically, and a large surplus currently exists on a net basis. On transition to IFRS, the comparative period beginning 1 July 2004 will record an opening Retained Earnings adjustment reflecting the value of this surplus. For subsequent periods, the profit is likely to be affected by significant volatility as the value of the surplus fluctuates. Given the potential significance of this item we expect to show it as a separate line item in the statement of financial performance.

Provisions for Loan Impairment

     In line with market practice, the Bank’s current general provisioning for impaired loans is designed to take account of our expectations of probable future losses and latent risks inherent in the credit portfolio. Under IFRS the Bank must raise collective provisions in respect of only those losses for which there is ‘objective evidence’ of impairment as at each balance date. The methodology to calculate this provision is still being developed.

     As a result of this change, there may be a reduction in the amount of the Bank’s general provisioning for impaired loans.

     The practice of recording specific provisions for loan impairment will continue under IFRS, however, such provisions must be discounted to their present value based on estimated future cash flows. The discount unwinds during the period between the initial recognition of the provision and the eventual recovery of the written down amount, resulting in the recording of interest in the statement of financial performance, within interest income.

Consolidation of Special Purpose Vehicles

     IFRS requires the consolidation of certain special purpose vehicles that are not consolidated under the current accounting standards.

     Vehicles related to the securitisation of Bank assets, and certain other customer asset securitisation vehicles, may be consolidated under IFRS. This would result in a gross up of the assets and liabilities recorded within the statement of financial position.

     There is not expected to be any profit impact arising from consolidation of these vehicles.

Classification of Hybrid Financial Instruments

     The Bank currently has on issue two types of hybrid financial instruments: Perpetual Exchangeable Resettable Listed Securities (‘PERLS I and II’); and Trust Preferred Securities (‘TPS’). These instruments are currently classified as equity instruments.

     Under IFRS these instruments will be reclassified as debt within the statement of financial position and dividends paid will be shown as interest expense.

Revenue and Expense Recognition

     Under IFRS, the Bank will change the way it currently recognises certain revenue and expense items. Any fee income integral to the yield of an originated financial instrument, net of any direct incremental costs, must be capitalised and deferred over the expected life of the instrument. This is not expected to have a material impact on net profit within the statement of financial performance, however some re-classifications of revenue between fee income and interest income will occur.

Accounting for Life Insurance Business

     On transition to IFRS the intangible asset representing the excess of the net market value over net assets of the Bank’s life insurance controlled entities can no longer be recognised in full. As a result the Bank will, on the adoption of IFRS, cease to recognise any uplift or reduction in the Appraisal Value in the Statement of Financial Performance. The write off of the internally generated component will ultimately be reflected against the General Reserve; and the acquired component will be reclassified as Goodwill within the statement of financial position and subjected to an annual impairment test.

Accounting for Goodwill

     On transition to IFRS, Goodwill will no longer be amortised, but instead is subject to an annual assessment for impairment to ensure that the carrying value of Goodwill is not greater than the recoverable amount. As a result, the statement of financial performance will no longer include an expense item reflecting the annual Goodwill amortisation.

Taxation

     A “balance sheet” approach to tax effect accounting is followed under IFRS replacing the current “statement of financial performance” approach. This approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is likely there will be some increases in levels of deferred tax assets and liabilities.

Regulatory Capital Treatment

     Several of the above accounting issues affect the assets and equity items currently included in the calculation of the Bank’s regulatory capital. Current accounting definitions for asset and equity measurement are central to the capital adequacy requirements set by prudential regulators. The Bank anticipates that APRA will review the measurement rules in its Prudential Standards in response to the IFRS changes, however it is unclear whether capital measurement will be fully immunised from the IFRS changes.

21. Summary

					Full Year
			Full Year	Full Year	30/06/04 vs 30/06/03
		Page	30/06/04	30/06/03		%
Group
Net profit after tax - underlying	$m	5	3,078	2,674	404	15
Net profit after tax - cash basis	$m	5	2,695	2,579	116	5
Appraisal value uplift / (reduction)	$m	5	201	(245)	446	large
Goodwill Amortisation	$m	5	(324)	(322)	(2)	1
Net profit after tax - statutory	$m	5	2,572	2,012	560	28
Earnings per share cash basis - basic (cents)	Cents	5	206.6	202.6	4	2
Dividend per share	Cents	5	183.0	154.0	29	19
Dividend pay-out ratio cash basis	%	5	89.1	75.9	—	—
Tier 1 capital	%	6	7.43	6.96	—	47bpts
Total capital	%	6	10.25	9.73	—	52bpts
Adjusted common equity	%	6	4.75	nr	—	—
Number of full time equivalent staff	No.	7	36,296	35,845	451	n/a
Return on equity - cash	%	5	13.2	13.3	—	(7)bpts
Return on equity - underlying	%	5	15.1	13.8	—	130bpts
Weighted average number of shares - basic	No.	5	1,256	1,253	3	—
Banking
Net profit after tax - underlying	$m	5	2,675	2,376	299	13
Net profit after tax - cash basis	$m	9	2,176	2,234	(58)	(3)
Net Interest Income	$m	9	5,410	5,026	384	8
Net Interest Margin	%	6	2.53	2.67	—	(14)bpts
Other banking income	$m	9	2,846	2,627	219	8
Other bank income/total bank income	%	10	34.5	34.3	—	20bpts
Expense to income ratio - underlying	%	9	50.8	52.0	—	2.3
Average interest earning assets	$m	9	214,187	188,270	25,917	14
Average interest earning liabilities	$m	9	197,532	174,737	22,795	13
Bad debts charge	$m	9	276	305	(29)	(10)
Bad debts to risk weighted assets	%	9	0.16	0.21	—	(5)bpts
General provision to risk weighted assets	%	9	0.82	0.90	—	(8)bpts
Total provision to gross impaired assets	%	9	451.8	239.4	—	large
Specific Provision to Impaired Assets	%	15	42.1	32.1	—	large
Risk weighted assets	$m	9	169,321	146,808	22,513	15
Funds Management
Net profit after tax - underlying	$m	5	274	233	41	18
Net profit after tax - cash basis	$m	17	268	216	52	24
Shareholder investment returns	$m	17	26	13	13	100
Average funds under administration	$m	17	105,458	99,280	6,178	6
Net (outflows) / inflows	$m	17	846	(686)	1,532	large
Income to average funds under administration	%	17	1.11	1.14	—	(3)bpts
Expenses to average funds under administration -underlying	%	17	0.76	0.83	—	8.4
Insurance
Net profit after tax - underlying	$m	5	129	65	64	98
Net profit after tax - cash basis	$m	21	251	129	122	95
Shareholder investment returns	$m	21	170	78	92	large
Inforce premiums	$m	22	1,167	1,076	91	8
Expenses to Average Inforce premiums - underlying	%	21	46.1	50.4	—	8.5
Funds Management and Life Insurance Company Valuations
Profits	$m	24	519	330	189	—
Capital Movements	$m	24	52	289	(237)	—
Dividends	$m	24	(900)	(307)	(593)	—
Disposals and Acquisitions	$m	—	—	(130)	130	—
Acquired Excess	$m	—	—	129	(129)	—
Foreign exchange movements	$m	24	(16)	(100)	84	—
Net appraisal value uplift/(reduction)	$m	24	201	(245)	446	—
Total movement in carrying value	$m	24	(144)	(34)	(110)	—

     nr = Not Reported

22. Definitions

Term	Description
Appraisal Value	The embedded value plus estimated value of profits from future business.

Banking	Banking operations includes retail, institutional and business banking, Asia Pacific banking, treasury and centre support functions. Retail banking operations include banking services, which were distributed through the Premium and Retail distribution divisions. Institutional and business banking includes banking services which, were distributed to all business customers through the Institutional and Business Services division and the small business customers which were serviced through the Premium and Retail divisions and funding operations. Asia Pacific banking includes offshore banking subsidiaries, primarily ASB Bank operations in New Zealand.

Dividend Payout Ratio	Dividends paid on ordinary shares divided by earnings (earnings are net of dividends on preference shares).

DRP	Dividend reinvestment plan.

DRP Participation Rate	The percentage of total issued capital participating in the dividend reinvestment plan.

Earnings Per Share	Calculated in accordance with the revised AASB 1027: Earnings per Share. Dividends paid on preference shares and other equity instruments are deducted from earnings to arrive at earnings per share (30 June 2004: $101 million).

Embedded Value	The estimated value of future profits from existing business together with net tangible assets.

Funds Management	Funds management business includes the Investment & Insurance division and International Financial Services division.

Insurance	Insurance business includes the life risk business within the Investment & Insurance division and the International Financial Services division and general insurance.

Net Profit after Tax (“Cash Basis”)	Represents profit after tax and outside equity interest before appraisal value uplift /(reduction) and goodwill amortisation.

Net Profit after Tax (“Statutory”)	Represents profit after tax and outside equity interests and after goodwill amortisation and appraisal value uplift/(reduction). This is equivalent to the statutory item “Net Profit attributable to Members of the Bank”.

Return on Average Shareholders’ Equity	Based on net profit after tax and outside equity interests applied to average shareholders equity, excluding outside equity interests.

Return on Average Shareholders Equity Cash Basis	As per the return on average shareholder equity, excluding the effect of goodwill amortisation and appraisal value uplift/(reduction) from profit and equity.

Return on Average Total Assets	Based on profit after tax and outside equity interests. Averages were based on beginning and end of period balances.

Staff Numbers	Staff numbers include all permanent full time staff, part time staff equivalents and external contractors employed by 3rd party agencies. Prior year staff numbers have been restated to reflect this.

Underlying Expense to Income Ratio	Represents operating expenses (excluding strategic initiative expenses) as a percentage of revenue.

Underlying Profit	Represents net profit after tax (“cash basis”) excluding Which new Bank initiatives, shareholder investment returns and the cost of the June 2002 Employee Share Acquisition Plan (ESAP) paid in October 2002.